                                            Filed pursuant to Rule 424b(B)(5)
                                            Registration No. 333-74219
PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 20, 1999)

[LOGO OF ADELPHIA]
                                2,500,000 Shares
                      Adelphia Communications Corporation

                  5 1/2% Series D Convertible Preferred Stock
                    (liquidation preference $200 per share)

                                  ------------

   We are selling 2,500,000 shares of our convertible preferred stock. The convertible preferred stock is convertible at the option of the holder into shares of Adelphia Class A common stock at a conversion price of $81.45 per share of Class A common stock for each share of convertible preferred stock, equivalent to a conversion rate of 2.45549 shares of Class A common stock for each share of convertible preferred stock, subject to adjustments in certain circumstances. The underwriters named in this prospectus supplement may purchase up to 375,000 additional shares of our convertible preferred stock under certain circumstances.

   Our convertible preferred stock is redeemable at our option, in whole or in part at any time on and after May 1, 2002, for shares of our Class A common stock at a redemption price of $206 per share, or for cash at a redemption price of $200 per share, of convertible preferred stock, in each case plus accrued and unpaid dividends. Dividends on the convertible preferred stock will accrue and are cumulative from the date of issuance and are payable quarterly in cash commencing August 1, 1999.

   Adelphia has applied to list the convertible preferred stock on the Nasdaq National Market under the symbol "ADLAP."

                                  ------------

  Investing in the convertible preferred stock involves risks. See "Risk Factors" beginning on page S-8.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ------------

                                                         Per Share    Total
                                                         --------- ------------
Public Offering Price...................................  $200.00  $500,000,000
Underwriting Discount...................................  $  6.02  $ 15,050,000
Proceeds to Adelphia (before expenses)..................  $193.98  $484,950,000

  The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about April 30, 1999.
                                  ------------

                       Joint Lead Manager & Sole Book Runner

                               Salomon Smith Barney
Joint Lead Manager                                            Joint Lead Manager

Credit Suisse First Boston Goldman, Sachs & Co.

CIBC World Markets
    Donaldson, Lufkin & Jenrette
              Lehman Brothers
                      Merrill Lynch & Co.
                               Morgan Stanley Dean Witter
                                       NationsBanc Montgomery Securities LLC
April 26, 1999

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                               TABLE OF CONTENTS

                             Prospectus Supplement

Prospectus Supplement Summary............................................ S-2
Risk Factors............................................................. S-8
Use of Proceeds.......................................................... S-21
Capitalization........................................................... S-22
Price Range of Adelphia's Common Equity and Dividend Policy.............. S-23
Dilution................................................................. S-24
Underwriting............................................................. S-25
Description of Convertible Preferred Stock............................... S-28
Certain Federal Income Tax Considerations................................ S-33
Class A Common Stock Offering............................................ S-41
Where You Can Find More Information...................................... S-41
Legal Matters............................................................ S-42
Experts.................................................................. S-43

                                  Prospectus

Adelphia.................................................................    2
Risk Factors.............................................................    4
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................   16
Dilution.................................................................   17
Use of Proceeds..........................................................   17
Description of Debt Securities...........................................   18
Description of Capital Stock.............................................   31
Book Entry Issuance......................................................   35
Plan of Distribution.....................................................   37
Where You Can Find More Information......................................   39
Legal Matters............................................................   40
Experts..................................................................   41

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement and the entire attached prospectus and those documents incorporated by reference into this document, including the risk factors, financial data and related notes, before making an investment decision. When we use the term Adelphia Parent Company in this prospectus supplement, we are referring only to the parent holding company entity, Adelphia Communications Corporation, and not to its subsidiaries.

                                    Adelphia

   Adelphia is a leader in the telecommunications industry with cable television and local telephone operations. We are the fourth largest cable television operator in the United States, after giving effect to the recent and pending acquisitions described in "Recent Developments." Through our subsidiary Hyperion Telecommunications, Inc., we own and operate a super regional provider of integrated communications services in the eastern half of the United States. John J. Rigas, the Chairman, President and Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

   Our operations consist of providing telecommunications services primarily over our networks, which are commonly referred to as broadband networks because they can transmit large quantities of voice, video and data by way of digital or analog signals. We owned cable television systems with broadband networks that passed in front of 7,458,803 homes and served 4,815,161 basic subscribers as of December 31, 1998, after giving effect to the recent and pending acquisitions described in "Recent Developments." After giving effect to these acquisitions, the cable systems are organized into eleven regional clusters:
Los Angeles, Florida, New England, Ohio/Kentucky/West Virginia, Western New York, Virginia, Western Pennsylvania, Eastern Pennsylvania, Puerto Rico, Colorado Springs and New Jersey. Our systems are located primarily in suburban areas of large and medium-sized cities within the 50 largest television markets.

   Hyperion provides its customers with alternatives to the incumbent local telephone company for local telephone and telecommunications services. Hyperion's telephone operations are referred to as being facilities based, which means it generally owns the local telecommunications networks and facilities it uses to deliver these services, rather than leasing or renting the use of another party's networks to do so. Hyperion managed and operated 22 telecommunications networks, including two under construction, serving 46 cities as of December 31, 1998. Hyperion's Class A common stock is quoted on the Nasdaq National Market under the symbol "HYPT."

Recent Developments

   On April 23, 1999, Adelphia entered into an agreement to sell, and on April 28, 1999, Adelphia expects to consummate its offering of, 8.0 million shares of Class A common stock (the "Common Stock Offering"). Net proceeds of the Common Stock Offering, after deducting offering expenses, are estimated to be approximately $485.5 million. Adelphia initially will use the net proceeds to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms of and maturities of the revolving credit facilities, Adelphia plans to reborrow and use to fund one or more of the recently announced acquisitions.

   On April 23, 1999, Adelphia entered into an agreement to sell, and on April 28, 1999 Adelphia expects to consummate its offering of, $350 million of 7 7/8% Senior Notes due 2009. Net proceeds from this offering, after deducting offering expenses, are estimated to be approximately $345.5 million. The net proceeds are expected to be used to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms of and maturities of the revolving credit facilities, may be reborrowed and used for general corporate purposes, including acquisitions, capital expenditures and investments.

   On April 12, 1999, Adelphia announced that it had entered into a definitive agreement to purchase the cable television systems owned by Harron Communications Corp. for $1.2 billion in cash. This transaction is subject to customary closing conditions. As of December 31, 1998, Harron had approximately 294,000 basic subscribers after giving effect to recent and pending acquisitions involving approximately 9,000 basic subscribers.

   On April 9, 1999, Adelphia entered into a stock purchase agreement with Highland Holdings, a general partnership controlled by members of the family of John J. Rigas, in which Adelphia agreed to sell to Highland Holdings, and Highland Holdings agreed to purchase, from $250 million to $375 million of Adelphia's Class B common stock (the "Rigas Direct Placement"). The purchase price per share for the Class B common stock will be equal to the public offering price from the sale of Class A common stock in the Common Stock Offering described above less the underwriting discount, plus an interest factor. The net proceeds from the Rigas Direct Placement are expected to be used to fund one or more of the recently announced acquisitions or for general corporate purposes, although they may initially be advanced to Adelphia's subsidiaries to repay revolving credit facilities of such subsidiaries or temporarily invested in short term investments. Closing under this stock purchase agreement is to occur within 270 days following closing of the Common Stock Offering.

   On March 5, 1999, Adelphia announced that it had entered into a definitive merger agreement to acquire Century Communications Corp. Under the agreement, Adelphia would acquire the outstanding common stock of Century for an aggregate of approximately $826 million in cash, 48.7 million shares of Class A common stock and the assumption of approximately $1.6 billion of debt. This transaction is subject to shareholder approval by Century and Adelphia and other customary closing conditions. As of December 31, 1998, Century had approximately 1,593,000 basic subscribers after giving effect to Century's pending joint venture with AT&T.

   On March 2, 1999, Hyperion issued $300 million of 12% Senior Subordinated Notes due 2007. An entity controlled by members of the Rigas family purchased $100 million of the $300 million of Senior Subordinated Notes directly from Hyperion at a price equal to the aggregate principal amount less the discount to the initial purchasers. The net proceeds of approximately $292 million will be used to fund Hyperion's acquisition of interests held by local partners in certain of its networks, for capital expenditures and investments in its networks, for working capital purposes and for general corporate purposes.

   On February 23, 1999, Adelphia announced that it had entered into a definitive agreement to acquire FrontierVision Partners, L.P. for approximately $2.1 billion. Under the agreement Adelphia would acquire FrontierVision in exchange for approximately $550 million in cash, 7 million shares of Class A common stock and the assumption of approximately $1.1 billion of debt. The transaction is subject to customary closing conditions. As of December 31, 1998, FrontierVision had approximately 702,000 basic subscribers.

   On January 29, 1999, Adelphia purchased from Telesat Cablevision, Inc., a subsidiary of FPL Group, Inc., shares of Adelphia's stock owned by Telesat. Adelphia purchased 1,091,524 shares of Class A common stock and 20,000 shares of Series C cumulative convertible preferred stock which are convertible into an additional 2,358,490 shares of Class A common stock. These shares represent 3,450,014 shares of common stock on a fully converted basis. Adelphia and Telesat also agreed to a redemption of Telesat's interests in Olympus Communications, L.P. by July 11, 1999. The redemption is subject to applicable third party approvals. The aggregate purchase price for these transactions will be approximately $257.2 million.

   On January 21, 1999, Adelphia acquired Verto Communications, Inc. In connection with the Verto acquisition, Adelphia issued 2,561,024 shares of its Class A common stock to the former owners of Verto. Verto provided cable television services to approximately 56,000 basic subscribers in the greater Scranton, Pennsylvania area at the date of acquisition.

   On January 14, 1999, Adelphia completed offerings totaling 8.6 million shares of its Class A common stock. Adelphia used the net proceeds of approximately $372 million from these offerings to repay subsidiary bank debt.

   On January 13, 1999, Adelphia completed offerings of $100 million of 7 1/2% Senior Notes due 2004 and $300 million of 7 3/4% Senior Notes due 2009. Net proceeds from these offerings, after deducting offering expenses, were approximately $393.7 million. Of this amount, Adelphia used approximately $160 million to redeem a portion of its 9 1/2% Senior Pay-In-Kind Notes due 2004. Adelphia used the remainder to repay borrowings under revolving credit facilities of its subsidiaries. The terms of the notes are similar to those of Adelphia's existing publicly held senior debt.

   For other recent developments regarding Adelphia, we refer you to our most recent and future filings under the Exchange Act.

                                ----------------

   Our executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

                                  The Offering

Convertible Preferred Stock             2,500,000 shares
 Offered............................

Dividends...........................
                                        Annual cumulative dividends of
                                        $11.00 per share of the convertible
                                        preferred stock accruing from the
                                        date of original issuance will be
                                        payable in cash quarterly on each
                                        May 1, August 1, November 1, and
                                        February 1, commencing August 1,
                                        1999, with respect to the period
                                        commencing on the date of issuance
                                        of the convertible preferred stock.

Conversion into Common Stock........    The convertible preferred stock
                                        will be convertible at the option
                                        of the holder at any time, unless
                                        previously redeemed, into shares of
                                        Class A common stock at a
                                        conversion price of $81.45 per
                                        share of Class A common stock for
                                        each share of convertible preferred
                                        stock, equivalent to a 20%
                                        conversion premium per share of
                                        common stock, subject to adjustment
                                        in certain events.

Liquidation Rights..................    $200 per share of convertible
                                        preferred stock, plus an amount
                                        equal to any accumulated and unpaid
                                        dividends.

Redemption..........................    The convertible preferred stock may
                                        not be redeemed prior to May 1,
                                        2002. At any time on or after such
                                        date, the convertible preferred
                                        stock may be redeemed at the option
                                        of Adelphia in shares of Class A
                                        common stock at a redemption price
                                        of $206 per share plus accrued and
                                        unpaid dividends, if any, to the
                                        redemption date or for cash at a
                                        redemption price of $200 per share
                                        plus accrued and unpaid dividends.

Voting Rights.......................    The holders of the convertible
                                        preferred stock will not have any
                                        voting rights, except as required
                                        by applicable law and except that
                                        among other things, whenever
                                        accrued and unpaid dividends on the
                                        convertible preferred stock are
                                        equal to or exceed the equivalent
                                        of six quarterly dividends payable
                                        on the convertible preferred stock,
                                        such holders voting separately as a
                                        class with the holders of shares of
                                        any other series of parity stock
                                        upon which like voting rights have
                                        been conferred and are
                                        exercisable, will be entitled to
                                        elect two directors to the board
                                        until the dividend arrearage has
                                        been paid or amounts have been set
                                        apart for such payment. In
                                        addition, certain changes that
                                        would be materially adverse to the
                                        rights of holders of the
                                        convertible preferred stock cannot
                                        be made without the vote of holders
                                        of two-thirds of the outstanding
                                        convertible preferred stock.

Listing.............................
                                        We have applied to list the
                                        convertible preferred stock on the
                                        Nasdaq National Market under the
                                        symbol "ADLAP." The Class A common
                                        stock is quoted on the Nasdaq
                                        National Market under the symbol
                                        "ADLAC."

Ranking.............................    The convertible preferred stock
                                        will be senior to the common stock
                                        and similar to the existing 13%
                                        Series B cumulative exchangeable
                                        preferred stock and 8 1/8% Series C
                                        cumulative convertible preferred
                                        stock with respect to dividends and
                                        upon liquidation, dissolution or
                                        winding up.

Common Stock Issued and
 Outstanding:

   Class A common stock.............    42,328,343 shares (1)
   Class B common stock.............    10,834,476 shares (2)
      Total.........................    53,162,819 shares

Common Stock Issuable Upon
 Conversion of Convertible
 Preferred Stock at Initial
 Conversion Price...................
                                        6,138,735 shares

Use of Proceeds.....................    The net proceeds from the
                                        convertible preferred stock
                                        offering will be used to fund
                                        recently announced acquisitions.
                                        See "Use of Proceeds."
--------
(1) Does not include 9,433,962 shares of Class A common stock into which Series C cumulative convertible preferred stock can be converted. See "Description of Capital Stock--Description of Convertible Preferred Stock" in the attached prospectus. Also does not include 8,000,000 shares of Class A common stock which Adelphia, on April 23, 1999, agreed to sell in the Common Stock Offering described in "Recent Developments." See "Class A Common Stock Offering" in this prospectus supplement.

(2) Does not include any shares to be sold in the Rigas Direct Placement under the Highland Holdings stock purchase agreement dated April 9, 1999.

Rights of Holders of Class A Common
 Stock and Class B Common Stock.....    The rights of holders of Class A
                                        common stock and Class B common
                                        stock differ with respect to
                                        certain aspects of dividend,
                                        liquidation and voting rights. The
                                        Class A common stock has certain
                                        preferential rights with respect to
                                        cash dividends and distributions
                                        upon the liquidation of Adelphia.
                                        Holders of Class B common stock are
                                        entitled to 10 votes per share
                                        while the holders of Class A common
                                        stock are entitled to 1 vote per
                                        share on all matters presented to
                                        stockholders; however, the holders
                                        of Class A common stock, voting as
                                        a separate class, are entitled to
                                        elect one of Adelphia's directors.
                                        See "Description of Capital Stock"
                                        in the attached prospectus.

                                  RISK FACTORS

   Before you invest in our convertible preferred stock, you should be aware that there are various risks associated with investing in Adelphia, including those described below. You should carefully consider these risk factors together with all of the other information included or incorporated by reference in this prospectus supplement before you decide to purchase shares of Adelphia's convertible preferred stock.

High Level Of Indebtedness Adelphia has a substantial amount of debt. We borrowed this money to purchase and to expand our cable systems and other operations and, to a lesser extent, for investments and loans to our affiliates. At December 31, 1998, our indebtedness totaled approximately $3.5 billion. This included approximately:

   As of December 31,
1998, we owed
approximately $3.5
billion and as of that
date we would have owed
approximately $5.6
billion after the
acquisition of Century,
$6.8 billion after the
acquisition of Century
and FrontierVision
and $8.6 billion after
such transactions and
the Harron and Olympus
acquisitions. Our high
level of indebtedness
can have important
adverse consequences to
us and to you.

                           . $1.8 billion of Adelphia Parent Company public debt;

                           . $1.2 billion of debt owed by our subsidiaries to banks, other financial institutions and other persons; and

                           . $471 million of public debt owed by Hyperion, Adelphia's competitive local exchange carrier subsidiary.

                           Olympus, a non-consolidated joint venture, also has approximately $727 million of debt. Olympus will be consolidated with Adelphia upon completion of Adelphia's proposed acquisition of interests in Olympus. That acquisition is expected to close in July 1999.

   We may need to          Century and its subsidiaries have substantial
refinance significant      indebtedness. At February 28, 1999, Century and its
Century indebtedness       subsidiaries had long-term debt of approximately
that we will be            $2.0 billion (exclusive of current maturities of
assuming.                  $20.1 million), including approximately $1.9
                           billion principal amount of public indebtedness under nine indentures, $97 million of indebtedness under four credit agreements entered into by subsidiaries of Century and various banks and $80 million of indebtedness under a note agreement entered into by a subsidiary of Century.

                           Without a consent from the lenders to Century's subsidiaries, the Century merger will violate certain covenants contained in the Century credit agreements. As a result, we will either secure a waiver from the lenders under these credit agreements or will refinance such credit agreements with new or existing credit facilities. Although we currently have sufficient liquidity under our existing credit facilities to refinance the borrowings under Century's credit agreements, Adelphia is seeking consents to keep some or all of such credit agreements in place. In the event that these consents cannot be obtained upon reasonable terms, we could seek to refinance some or all of them under one or more new facilities in order to preserve our existing liquidity. There can be no assurance, however, that we will be able to obtain these consents or refinance these credit agreements under any terms or on terms acceptable to Adelphia. As a result, the failure to obtain the required consents or to refinance these credit agreements could materially decrease Adelphia's liquidity.

                           Under the indentures for Century's public notes, the merger will require Century to make an offer to purchase the public notes if the merger results in the public notes being downgraded to a specified level by certain national rating agencies. Upon announcement of the merger, certain rating agencies announced that the Century notes were under review with a view to a downgrade to a level which would not require Century to make an offer to repurchase public notes. In the event that the public notes were to be downgraded to a level beyond that announced by the rating agencies upon disclosure of the merger, Century would be required to make an offer to repurchase the public notes at 101% of the amount of the notes. In the event that a significant amount of notes were tendered to Century for repurchase, this could materially decrease Adelphia's liquidity.

   We may need to          On February 23, 1999, we announced our proposed
refinance significant      acquisition of FrontierVision. FrontierVision and
FrontierVision             its subsidiaries have substantial indebtedness. At
indebtedness that we       December 31, 1998, FrontierVision and its
will be assuming.          subsidiaries had nonaffiliate long-term debt of
                           approximately $1.1 billion, including approximately
                           $672 million owed to banks under a credit agreement and approximately $450 million owed under three indentures for public notes. We are attempting to secure consents and waivers from the lenders to permit the credit agreement to remain outstanding.
                           As a result of the acquisition by Adelphia, the indentures for the public debt will require
                           FrontierVision to make an offer to repurchase the public notes at 101% of the amount of the public notes. In the event that the lenders do not consent to permitting the credit agreement to remain outstanding or a significant amount of the public notes are tendered to FrontierVision for repurchase, this could materially decrease our liquidity.

   We will need to raise   Adelphia will need to raise significant funds to
significant financing      pay for the $1.2 billion acquisition of Harron.
for the Harron
acquisition.

                           The Century, FrontierVision, Olympus and Harron acquisitions are reflected in Adelphia's unaudited condensed consolidated pro forma financial statements incorporated by reference in this prospectus supplement.

   Debt service consumes
a substantial portion of   Our high level of indebtedness can have important
the cash we generate.      adverse consequences to us and to you. It requires
This could affect our      that we spend a substantial portion of the cash we
ability to invest in our   get from our business to repay the principal and
business in the future     interest on these debts. Otherwise, we could use
as well as to react to     these funds for general corporate purposes or for
changes in our industry    capital improvements. Our ability to obtain new
or economic downturns.     loans for working capital, capital expenditures,
                           acquisitions or capital improvements may be limited by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at December 31, 1998, the Adelphia Parent Company had approximately $148 million and Hyperion had approximately $229 million of redeemable exchangeable preferred stock which contain payment obligations that are similar to Adelphia's debt obligations.

   Approximately 32% of Our debt comes due at various times up to the year our debt outstanding at 2009, including an aggregate of approximately $1.1 December 31, 1998 must billion as of December 31, 1998, which we must pay
be paid by April 1, 2003   by April 1, 2003.
and all of it must be
paid by 2009.

                           As discussed above, Century, FrontierVision and Olympus also have a substantial amount of debt. Under its current terms, this debt comes due at various times up to the year 2017, including an aggregate of approximately $1.6 billion as of December 31, 1998 (May 31, 1998 as to Century), which must be paid over the next five years.

Our Business Requires      Our business requires substantial additional
Substantial Additional     financing on a continuing basis for capital
Financing And If We Do     expenditures and other purposes including:
Not Obtain That
Financing We May Not Be
Able To Upgrade Our
Plant, Offer Services,
Make Payments When Due
Or Refinance Existing
Debt

                           . constructing and upgrading our plant and networks--some of these upgrades we must make to comply with the requirements of local cable franchise authorities;

                           .  offering new services;

                           .  scheduled principal and interest payments;

                           .  refinancing existing debt; and

                           .  acquisitions and investments.

                           There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

We Have Had Large Losses
And Negative               The Total Convertible Preferred Stock, Common Stock
Stockholders' Equity And   and Other Stockholders' Equity (Deficiency) at
We Expect This To          December 31, 1998 was a deficit of approximately
Continue                   $1.0 billion.

                           Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, have created this deficiency. Our recent net losses applicable to our common stockholders were approximately as follows for the periods specified:

                           . fiscal year ended March 31, 1996--$119.9 million;

                           . fiscal year ended March 31, 1997--$130.6 million;

                           . fiscal year ended March 31, 1998--$192.7 million; and

                           . nine months ended December 31, 1998--$135.8 million.

                           We expect to continue to incur large net losses for the next several years.

   Our earnings have       Our earnings could not pay for our combined fixed
been insufficient to pay   charges and preferred stock dividends during these
for our fixed charges      periods by the amounts set forth in the table
and preferred stock        below, although combined fixed charges and
dividends.                 preferred stock dividends included substantial non-
                           cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Hyperion's preferred stock dividends:

                                                      Earnings  Non-Cash
                                                     Deficiency Charges
                                                     ---------- --------
                                                       (in thousands)
                 . fiscal year ended March 31, 1996   $ 78,189  $127,319
                 . fiscal year ended March 31, 1997   $ 61,848  $165,426
                 . fiscal year ended March 31, 1998   $113,941  $195,153
                 . nine months ended December 31,
                      1998                            $116,899  $186,022

                           Pro forma for the sale of the convertible preferred stock being offered under this prospectus supplement and the sales of stock and debt described in "Recent Developments," and the Century, FrontierVision, Harron and Olympus acquisitions, our earnings were insufficient to cover our combined fixed charges and preferred stock dividends by approximately $609.6 million and approximately $466.4 million for the year ended March 31, 1998 and the nine months ended December 31, 1998, respectively.

   If we cannot
refinance our debt         Historically, the cash we generate from our
including debt incurred    operating activities and borrowings has been
in connection with the     sufficient to meet our requirements for debt
acquisitions of            service, working capital, capital expenditures and
FrontierVision and         investments in and advances to our affiliates, and
Century or obtain new      we have depended on additional borrowings to meet
loans, we would likely     our liquidity requirements. Although in the past we
have to consider various   have been able both to refinance our debt and to
options such as the sale   obtain new debt, there can be no guarantee that we
of additional equity or    will be able to continue to do so in the future or
some of our assets to      that the cost to us or the other terms which would
meet the principal and     affect us would be as favorable to us as current
interest payments we       loans and credit agreements. We believe that our
owe, negotiate with our    business will continue to generate cash and that we
lenders to restructure     will be able to obtain new loans to meet our cash
existing loans or          needs. However, the covenants in the indentures and
explore other options      credit agreements for our current debt provide some
available under            limitations on our ability to borrow more money.
applicable laws
including those under
reorganization or
bankruptcy laws. We
cannot guarantee that
any options available to
us would enable us to
repay our debt in full.
                           The telecommunications services provided by
Competition                Adelphia are subject to strong competition and
                           potential competition from various sources.

   Our cable television    Our cable television systems compete with other
business is subject to     means of distributing video to home televisions
strong competition from    such as Direct Broadcast Satellite systems,
several sources which      commonly known as DBS systems, and Multichannel
could adversely affect     Multipoint Distribution systems. Some of the
revenue or revenue         regional Bell telephone operating companies and
growth.                    other local telephone companies are in the process
                           of entering the video-to-home business and several have expressed their intention to enter the video-to-home business. In addition, some regional Bell operating companies and local telephone companies have facilities which are capable of delivering cable television service. The equipment which telephone companies use in providing local exchange service may give them competitive advantages over Adelphia in distributing video to home televisions.
                           The regional Bell operating companies and other potential competitors have much greater resources than Adelphia and would constitute formidable competition for our cable television business. We cannot predict either the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

                           We also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which competition may affect us.

   Hyperion's operations   In each of the markets served by Hyperion's
are also subject to risk   networks, the competitive local exchange carrier
because Hyperion           services offered by Hyperion compete principally
competes principally       with the services offered by the incumbent local
with established local     telephone exchange carrier company serving that
telephone carriers that    area. Local telephone companies have long-standing
have long-standing         relationships with their customers, have the
utility relationships      potential to subsidize competitive services from
with their customers and   monopoly service revenues, and benefit from
pricing flexibility for    favorable state and federal regulations. The merger
local telephone            of Bell Atlantic and NYNEX created a very large
services.                  company whose combined territory covers a
                           substantial portion of Hyperion's markets. Other combinations are occurring in the industry, which may have a material adverse effect on Hyperion and us.

                           We believe that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Hyperion's operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Hyperion's markets to do the following:

                           .  lower their rates substantially;

                           . engage in aggressive volume and term discount pricing practices for their customers; or

                           .  charge excessive fees to Hyperion for
                              interconnection to the incumbent local telephone company's networks.

   If the regional Bell    The regional Bell operating companies can now
telephone companies        obtain regulatory approval to offer long distance
could get regulatory       services if they comply with the interconnection
approval to offer long     requirements of the federal Telecommunications Act
distance service in        of 1996. To date, the FCC has denied the requests
competition with           for approval filed by regional Bell operating
Hyperion's significant     companies in Hyperion's operating areas. However,
customers, some of         approval of such a request could result in
Hyperion's major           decreased market share for the major long distance
customers could lose       carriers which are among Hyperion's significant
market share.              customers. This could have a material adverse
                           effect on Hyperion.

   The regional Bell       Some of the regional Bell operating companies have
telephone companies        also recently filed petitions with the FCC
continue to seek other     requesting waivers of other obligations under the
regulatory approvals       federal Telecommunications Act of 1996. These
that could significantly   involve services Hyperion also provides such as
enhance their              high speed data, long distance, and services to
competitive position       Internet Service Providers. If the FCC grants the
against Hyperion.          regional Bell operating companies' petitions, this
                           could have a material adverse effect on Hyperion.

   Potential competitors
to Hyperion's              Potential competitors for Hyperion include other
telecommunications         competitive local exchange carriers, incumbent
services include the       local telephone companies which are not subject to
regional Bell telephone    regional Bell operating companies' restrictions on
companies, AT&T,           offering long distance service, AT&T, MCIWorldCom,
MCIWorldCom and Sprint,    Sprint and other long distance carriers, cable
electric utilities and     television companies, electric utilities, microwave
other companies that       carriers, wireless telecommunications providers and
have advantages over       private networks built by large end users. Both
Hyperion.                  AT&T and MCIWorldCom have announced that they have
                           begun to offer local telephone services in some areas of the country, and AT&T recently announced a new wireless technology for providing local telephone service. In addition, the long distance carriers could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use
                           Hyperion's services when entering the market for local exchange services.

                           Many of Hyperion's current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Hyperion, as well as other competitive advantages over Hyperion.

We Are Subject To          The cable television industry and the provision of
Extensive Regulation       local telephone exchange services are subject to
                           extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, the FCC adopted regulations that limit our ability to set and increase rates for our basic service package and for the provision of cable television-related equipment. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future.

   Our cable television
and telecommunications
businesses are heavily
regulated as to rates we
can charge and other
matters. This regulation
could limit our ability
to increase rates, cause
us to decrease then
current rates or require
us to refund previously
collected fees.

                           The cable television industry is subject to state and local regulations, and we must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal.

   The federal             The federal Telecommunications Act of 1996
Telecommunications Act     substantially changed federal, state and local laws
of 1996 may have a         and regulations governing our cable television and
significant impact on      telecommunications businesses. This law could
our cable television and   materially affect the growth and operation of the
telephone businesses.      cable television industry and the cable services we
                           provide. Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result.
                           There are
                           numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.

                           Similarly, the federal Telecommunications Act of 1996 removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in Hyperion's markets or potential markets. Furthermore, we cannot guarantee that rules adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Hyperion.

Unequal Voting Rights      Adelphia has two classes of common stock--Class A
Of Stockholders            which carries one vote per share and Class B which
                           carries ten votes per share. Under Adelphia's
                           Certificate of Incorporation, the Class A shares elect only one of our eight directors.

Control Of Voting Power    As of April 1, 1999, the Rigas family beneficially
By The Rigas Family        owned shares representing about 48% of the total
                           number of outstanding shares of both classes of Adelphia's common stock and about 81% of the total voting power of Adelphia's shares. The public holds a majority of the outstanding shares of Class A common stock, although the Rigas family also owns about 36% of those shares as of April 1, 1999. The
                           Rigas family owns about 99% of Adelphia's shares of Class B common stock. The Rigas family also owns shares of Adelphia's 8 1/8% Series C cumulative convertible preferred stock which, if converted, would increase its voting power and beneficial ownership. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family have the power to elect seven of eight Adelphia directors, and if they converted their convertible preferred stock might be able to elect all eight directors.
                           In addition, the Rigas family could control stockholder decisions on other matters such as amendments to Adelphia's Certificate of
                           Incorporation and Bylaws, and mergers or other fundamental corporate transactions. Sales of Class
                           B common stock to the Rigas family under the Highland Holdings stock purchase agreement dated
                           April 9, 1999 will increase the voting power of the Rigas family.

   The Rigas family can
control stockholder
decisions on very
important matters.

There Are Potential
Conflicts Of Interest      John J. Rigas and the other executive officers of
Between Adelphia And The   Adelphia, including other members of the Rigas
Rigas Family               family, own other corporations and partnerships,
                           which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems.
                           These activities could present a conflict of interest with Adelphia, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or have affiliations with. Our public debt indentures contain covenants that place some restrictions on transactions between us and our affiliates.

Holding Company            The Adelphia Parent Company directly owns no
Structure And Potential    significant assets other than stock, partnership
Impact Of Restrictive      interests and equity and other interests in our
Covenants In Subsidiary    subsidiaries and in other companies. This creates
Debt Agreements            risks regarding our ability to provide cash to the
                           Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

   The Adelphia Parent     The public indentures and the credit agreements for
Company depends on its     bank and other financial institution loans of our
subsidiaries and other     subsidiaries and other companies in which we have
companies in which it      invested, restrict their ability and the ability of
has investments to fund    the companies they own to make payments to the
its cash needs.            Adelphia Parent Company. These agreements also
                           place other restrictions on the borrower's ability to borrow new funds and include requirements for the borrowers to remain in compliance with the credit agreements. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders becoming due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

It Is Unlikely You Will
Receive A Return On Our    Adelphia has never declared or paid cash dividends
Class A Common Stock       on any of its common stock and has no intention of
Through The Payment Of     doing so in the foreseeable future. As a result, it
Cash Dividends             is unlikely that you will receive a return on
                           shares of our Class A common stock through the payment of cash dividends.

Future Sales Of Adelphia
Common Stock Could         Sales, or availability for sale, of a substantial
Adversely Affect Its       number of shares of our common stock, including
Market Price               sales by any pledgees of such shares, could
                           adversely affect the market price of Class A common stock and could impair our ability in the future to raise capital through stock offerings.

                           Under various registration rights agreements or arrangements, as of January 26, 1999, the Rigas family has the right, subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of Class A common stock, consisting of 15,029,119 shares, Class B common stock, consisting of 10,736,544 shares and the equivalent number of shares of Class A common stock into which they may be converted, and Series C cumulative convertible preferred stock, consisting of 80,000 shares and the 9,433,962 shares of Class A common stock into which they may be converted. Among others, Adelphia has registered or agreed to register for public sale the following shares:

                           . for the Rigas family--up to 11,000,000 shares of Class A common stock, 80,000 shares of Series C cumulative convertible preferred stock and the Class A common stock issuable upon conversion of the Series C cumulative convertible preferred stock;

                           . for Booth American Company--3,571,428 shares of Class A common stock owned as of March 24, 1998;

                           . for the selling stockholders receiving shares in the Verto acquisition--2,561,024 shares of Class A common stock;

                           . for a Rigas family partnership--4,000,000 shares of Class A common stock purchased by it in connection with the January 14, 1999 equity offerings;

                           . for the owners of FrontierVision--7,000,000 shares of Class A common stock in connection with the pending FrontierVision acquisition, and for the benefit of FrontierVision in certain circumstances if the transaction does not close, 1,000,000 shares of Class A common stock; and

                           .  for the owners of Century--approximately
                              48,700,000 shares of Class A common stock to be issued in connection with the pending Century acquisition.

                           Approximately 14,904,000 shares of Class A common stock and up to 80,000 shares of Series C cumulative convertible preferred stock, including the underlying Class A common stock, have been pledged by members of the Rigas family in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure.

The Century Merger May
Not Be Completed If The    The Century merger requires approvals from
Required Approval Of       Century's stockholders and our stockholders.
Century's Class A          Although the Class B stockholders of Century and
Stockholders Is Not        the controlling stockholders of Adelphia have
Obtained                   agreed to vote in favor of the merger, the
                           companies cannot be certain of the ultimate outcome of the required vote of the Class A stockholders of Century. If that vote is not obtained, the companies will not be able to complete the proposed transaction as currently structured or in a timely manner, if at all.

   The failure to          Even if Century's stockholders approve the Century
satisfy conditions to      merger, one or more of the pending acquisitions may
completion of the          not close unless several other conditions are met.
acquisitions could         These include:
jeopardize the
acquisitions.

                           . Receipt of all required consents of governmental authorities have been received, except where the failure to obtain any such required consent would not have a material adverse effect;

                           .  Clearance under antitrust laws;

                           . Neither Adelphia nor the selling parties have breached any of their respective representations, warranties or covenants made in the applicable agreement; and

                           . There is no law or court order prohibiting the applicable acquisition.

Our Acquisitions And       Because we are experiencing a period of rapid
Expansion Could Involve    expansion through acquisition, the operating
Operational And Other      complexity of Adelphia, as well as the
Risks                      responsibilities of management personnel, have
                           increased. Our ability to manage such expansion effectively will require us to continue to expand and improve our operational and financial systems and to expand, train and manage our employee base.

                           The Century, FrontierVision and Harron transactions and some of our other recent acquisitions involve the acquisition of companies that have previously operated independently. We may not be able to integrate the operations of these companies without some level of difficulty, such as the loss of key personnel. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.

                           Because the cable systems to be acquired in the Century, FrontierVision and Harron acquisitions are in the same industry as those of Adelphia, the acquired systems will generally be subject to the same risks as those of Adelphia, such as those relating to competition, regulation, year 2000 issues and technological developments.

Purchasers Of Our
Convertible Preferred      Persons purchasing convertible preferred stock who
Stock Who Convert Their    convert their shares into Class A common stock will
Shares To Common Stock     incur immediate and substantial net tangible book
Will Incur Immediate       value dilution.
Dilution

                           The year 2000 issue refers to the potential
Year 2000 Issues Present   inability of computerized systems and technologies
Risks To Our Business      to properly recognize and process dates beyond
Operations In Several      December 31, 1999. This could present risks to the
Ways                       operation of our business in several ways. Our
                           computerized business applications that could be adversely affected by the year 2000 issue include:

                           . information processing and financial reporting systems;

                           .  customer billing systems;

                           .  customer service systems;

                           . telecommunication transmission and reception systems; and

                           .  facility systems.

                           System failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders or provide customers with products and services. Although we are evaluating the impact of the year 2000 issue on our business and are seeking to implement necessary solutions, this process has not been completed.

                           There can be no assurance that the systems of other companies on which our systems rely will be year 2000 ready or compatible with our systems. Our failure or a third-party's failure to become year 2000 ready, or our inability to become compatible with third parties with which we have a material relationship, including parties acquired by us, may have a material adverse effect on Adelphia, including significant service interruption or outages; however, we cannot currently estimate the extent of any such adverse effects.

Forward-Looking            The statements contained or incorporated by
Statements In This         reference in this prospectus supplement that are
Prospectus Supplement      not historical facts are "forward-looking
Are Subject To Risks And   statements" and can be identified by the use of
Uncertainties              forward-looking terminology such as "believes,"
                           "expects," "may," "will," "should," "intends" or
                           "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

                           Certain information set forth or incorporated by reference in this prospectus supplement, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's 1998 Annual Report on Form 10-K and in Adelphia's

                           Form 10-Qs, is forward-looking, such as information related to the effects of future regulation, future capital commitments and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments, year 2000 issues and changes in the competitive environment in which we operate. Persons reading this prospectus supplement are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

Our Convertible            Prior to this offering there has been no public
Preferred Stock Has        market for the convertible preferred stock being
Never Publicly Traded      offered. We have applied to list the convertible
                           preferred stock on the Nasdaq National Market under the symbol "ADLAP." Our application is pending.
                           There can be no assurance, however, that an active trading market will develop, or, if developed, that an active trading market will be maintained.

                                USE OF PROCEEDS

   The net proceeds to Adelphia from the Series D convertible preferred stock offering described on the cover page of this prospectus supplement (the "Convertible Preferred Stock Offering") will be approximately $484.5 million, after deducting estimated underwriting discounts and commissions and offering expenses. The net proceeds from the Convertible Preferred Stock Offering initially will be invested in cash equivalents or advanced or contributed to Adelphia's subsidiaries which will apply such funds to repay revolving credit facilities of such subsidiaries. As of December 31, 1998, the average effective interest rate on such credit facilities was approximately 6.48%. Subject to compliance with the terms of and to the maturity of the revolving credit facilities, Adelphia expects that these subsidiaries will reborrow these amounts and distribute them to Adelphia which, together with any cash equivalents into which the net proceeds of the offering were invested, Adelphia intends to use to fund one or more of the recently announced acquisitions.

                                 CAPITALIZATION
                (dollars in thousands except par value amounts)

   The following table sets forth the cash and cash equivalents and capitalization of Adelphia as of December 31, 1998, on an actual and as adjusted basis to reflect the Common Stock Offering, the Convertible Preferred Stock Offering, the Rigas Direct Placement, the sale of stock and debt described in "Recent Developments" of this prospectus supplement and the application of the net proceeds therefrom and the Century, FrontierVision, Harron and Olympus acquisitions. This table does not reflect the sale of the 7 7/8% Senior Notes due 2009 described in "Recent Developments." This table should be read in conjunction with Adelphia's consolidated financial statements and related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement.

                                                         December 31, 1998
                                                    ----------------------------
                                                      Actual     As Adjusted (b)
                                                    -----------  ---------------
Cash and cash equivalents.........................  $   398,644    $ 1,060,873
U.S. government securities--pledged...............       58,054         58,054
                                                    -----------    -----------
  Total cash, cash equivalents and U.S. government
   securities--pledged............................  $   456,698    $ 1,118,927
                                                    ===========    ===========
Long-term debt including current maturities (a):
  Subsidiary debt.................................  $ 1,717,240    $ 6,560,566
  Parent debt.....................................    1,810,212      2,062,512
                                                    -----------    -----------
    Total long-term debt including current
     maturities...................................    3,527,452      8,623,078
                                                    -----------    -----------
Hyperion redeemable exchangeable preferred stock..      228,674        228,674
                                                    -----------    -----------
Redeemable exchangeable preferred stock...........      148,191        148,191
                                                    -----------    -----------
Convertible preferred stock, common stock and other
 stockholders' equity (deficiency):
  8 1/8% Series C cumulative convertible preferred
   stock ($100,000 liquidation preference)........            1              1
  5 1/2% Series D convertible preferred stock
   ($500,000 liquidation preference)..............           --             25
  Class A common stock, $.01 par value,
   200,000,000 shares authorized; 31,258,843
   shares outstanding on an Actual basis and
   103,536,814(c) shares outstanding on an As
   Adjusted basis.................................          313          1,035
  Class B common stock, $.01 par value, 25,000,000
   shares authorized; 10,834,476 shares
   outstanding on an Actual basis and 14,948,856
   shares outstanding on an As Adjusted basis.....          108            149
Additional paid-in capital........................      738,102      5,476,220
Accumulated deficit...............................   (1,760,270)    (1,740,829)
Treasury stock, at cost, 0 shares on an Actual
 basis and 1,091,524 shares of Class A common
 stock and 20,000 shares of 8 1/8% Series C
 cumulative convertible preferred stock on an As
 Adjusted basis...................................           --       (149,213)
                                                    -----------    -----------
    Total convertible preferred stock, common
     stock and other stockholders' equity
     (deficiency).................................   (1,021,746)     3,587,388
                                                    -----------    -----------
      Total capitalization........................  $ 2,882,571    $12,587,331
                                                    ===========    ===========

--------
(a) See Note 3 to Adelphia's consolidated financial statements in the Form 10-K for a description of long-term debt of Adelphia and its subsidiaries. See "The Company--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the Form 10-K and the Form 10-Qs.
(b) Gives effect to (i) the application of the net proceeds of approximately $970 million from the Common Stock Offering and the Convertible Preferred Stock Offering and approximately $250 million from the Rigas Direct Placement, as described in "Recent Developments" and "Use of Proceeds,"
    (ii) the Century, FrontierVision and Harron acquisitions, the Class A common stock, Series C cumulative convertible preferred stock and Olympus partnership interests repurchased from Telesat, and (iii) the application of the net proceeds of the January 1999 sale of Class A common stock, the 7 1/2% Senior Notes and the 7 3/4% Senior Notes, and the March 1999 sale of Hyperion's 12% Senior Subordinated Notes, as described in "Recent Developments." The above table does not otherwise give effect to any other transactions after December 31, 1998 that are described in "Recent Developments."
(c) Does not give effect to the Verto acquisition described in "Recent Developments." After giving effect to the Verto acquisition, Class A common stock outstanding on an As Adjusted basis would be 106,097,838 shares.

          PRICE RANGE OF ADELPHIA'S COMMON EQUITY AND DIVIDEND POLICY

   Our Class A common stock is quoted on the Nasdaq National Market under the symbol "ADLAC."

   The following table sets forth the range of high and low closing sale prices of the Class A common stock for the fiscal periods indicated, as reported by the Nasdaq National Market.

                              Class A common stock

                                                                 High     Low
                                                                ------- --------
      1997
        First Quarter Ended 3/31/97............................ $ 7 1/8 $ 5 3/8
        Second Quarter Ended 6/30/97........................... $ 7 3/4 $ 5
        Third Quarter Ended 9/30/97............................ $12 1/8 $ 6 3/4
        Fourth Quarter Ended 12/31/97.......................... $18 3/4 $12
      1998
        First Quarter Ended 3/31/98............................ $30 3/8 $16 3/8
        Second Quarter Ended 6/30/98........................... $37 1/8 $21 1/2
        Third Quarter Ended 9/30/98............................ $44     $30 7/16
        Fourth Quarter Ended 12/31/98.......................... $48 1/8 $29 1/8
      1999
        First Quarter Ended 3/31/99............................ $64 3/8 $44 7/8
        Second Quarter (through 4/26/99)....................... $72 3/8 $58 3/4

   As of April 19, 1999, approximately 158 holders of record held our Class A common stock. As of that date, five record holders were registered clearing agencies holding Class A common stock on behalf of participants in such clearing agencies.

   No established public trading market exists for our Class B common stock. As of the date hereof, the Class B common stock was held of record by seven persons, principally members of the Rigas family, including a Pennsylvania general partnership all of whose partners are members of the Rigas family. The Class B common stock is convertible into shares of Class A common stock on a one-to-one basis. As of the date of this prospectus supplement, the Rigas family owned 99.1% of the outstanding Class B common stock.

Dividend Policy

   We have never paid a cash dividend on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. Our ability to pay cash dividends on our common stock is limited by the provisions of our indentures.

                                    DILUTION

   The net tangible book value of Adelphia's common stock as of December 31, 1998 was a deficit of approximately $2,050,905,000 or negative $48.72 a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity (deficiency), less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of convertible preferred stock who convert their shares into Class A common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the conversion price per share.

   Net tangible book value dilution per share represents the difference between the amount per share of Class A common stock which would be paid by purchasers of convertible preferred stock, assuming they immediately converted all of their shares into shares of Class A common stock, in the Convertible Preferred Stock Offering and the pro forma net tangible book value per share of the common stock immediately after such conversion. Prior to the Convertible Preferred Stock Offering, but after giving effect to the January 1999 sale of Class A common stock, the Class A common stock and 8 1/8% Series C cumulative convertible preferred stock repurchased from Telesat, the Verto acquisition, and the issuance of 1,000,000 shares of Class A common stock placed in escrow associated with the FrontierVision acquisition, the pro forma net tangible book value of Adelphia as of December 31, 1998 was a deficit of approximately $1,748,345,000 or negative $32.89 per share of common stock.

   After giving effect to the assumed conversion into 6,138,735 shares of Class A common stock of all the convertible preferred stock issued in the Convertible Preferred Stock Offering, the pro forma net tangible book value of Adelphia as of December 31, 1998 was a deficit of approximately $1,263,845,000, or negative $21.31 per share of common stock. The conversion into Class A common stock is based on an assumed conversion price of $81.45 representing a 20% premium over the last reported sale price of our Class A common stock on the Nasdaq National Market on April 26, 1999 of $67.88 per share. This calculation excludes the proceeds from 8,000,000 shares expected to be issued on April 28, 1999 in the Common Stock Offering and 4,114,549 shares assumed to be issued in the Rigas Direct Placement which would have reduced the net tangible book value dilution per share attributable to the Convertible Preferred Stock Offering. This conversion into Class A common stock represents an immediate increase in net tangible book value of $11.58 per share to existing stockholders and an immediate dilution of net tangible book value of $102.76 per share to purchasers of convertible preferred stock assuming they immediately converted all of their shares into Class A common stock, as illustrated in the following table:

Price per share of Class A common stock acquired upon
 conversion.................................................          $  81.45
  Net tangible book value per share of common stock before
   the Convertible Preferred Stock Offering................. $(32.89)
  Increase per share of common stock attributable to the
   Convertible Preferred Stock Offering.....................   11.58
                                                             -------
Pro forma net tangible book value per share of common stock
 after the Convertible Preferred Stock Offering.............            (21.31)
                                                                      --------
Net tangible book value dilution per share..................          $(102.76)
                                                                      ========

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares of our convertible preferred stock set forth opposite its name:

                                                                        Number
   Underwriters                                                        of Shares
   ------------                                                        ---------
   Salomon Smith Barney Inc. .........................................   999,760
   Credit Suisse First Boston Corporation.............................   749,820
   Goldman, Sachs & Co. ..............................................   749,820
   CIBC Oppenheimer Corp. ............................................       100
   Donaldson, Lufkin & Jenrette Securities Corporation................       100
   Lehman Brothers Inc. ..............................................       100
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................       100
   Morgan Stanley & Co. Incorporated..................................       100
   NationsBanc Montgomery Securities LLC..............................       100
                                                                       ---------
     Total............................................................ 2,500,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc. is acting as representative, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain dealers at the public offering price less a concession not in excess of $3.61 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representative.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 375,000 additional shares of our convertible preferred stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   The Rigas family has agreed, subject to certain exceptions, not to sell any of their shares of our Class B common stock without the prior written consent of a majority of the independent members of our board of directors for a period of six months from the closing of the Rigas Direct Placement, but not to exceed a year from the closing of the Common Stock Offering.

   Until the distribution of our convertible preferred stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our convertible preferred stock or our Class A common stock. As an exception to these rules, the representative is permitted to engage in certain transactions that stabilize the price of our convertible preferred stock or our Class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our convertible preferred stock or our Class A common stock.

   If the underwriters create short positions in our convertible preferred stock in connection with the offering by selling more shares of our convertible preferred stock than are set forth on the cover page of this prospectus supplement, the representative may reduce that short position by purchasing our convertible preferred stock in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   The representative may also impose a penalty bid on certain underwriters. This means that if the representative purchases shares of our convertible preferred stock in the open market to reduce the underwriters' short position or to stabilize the price of shares of our convertible preferred stock, it may reclaim the amount of selling concession from the underwriters who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our convertible preferred stock or our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   There is no established trading market for our convertible preferred stock. The underwriters have informed us that they intend to make a market in our convertible preferred stock, as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so and may discontinue market making activities at any time without notice. Accordingly, there can be no assurance that a trading market for our convertible preferred stock will develop. Moreover, if a market for our convertible preferred stock does develop, our convertible preferred stock could trade below the initial public offering price. The initial public offering price has been determined by agreement among us and the underwriters and may not be indicative of the market price for our convertible preferred stock after the offering. If a market for our convertible preferred stock does not develop, purchasers may be unable to resell our convertible preferred stock for an extended period of time, if at all. Future trading prices of our convertible preferred stock will depend upon many factors, including among other things, our consolidated operating results and the market for our Class A common stock, which market is subject to various pressures, including, but not limited to, issuance of additional preferred stock, common stock or securities convertible or exchangeable into common stock. See "Description of Convertible Preferred Stock."

   The representative has performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representative may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business. In addition, Salomon Smith Barney Inc. and Goldman, Sachs & Co. are joint lead managers in our Common Stock Offering, and Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities LLC are co-managers in our Common Stock Offering. Salomon Smith Barney Inc. is also a joint book-running manager in our offering of 7 7/8% Senior Notes due 2009.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                   DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

   The following summary description of the 5 1/2% Series D convertible preferred stock of Adelphia is qualified in its entirety by reference to Adelphia's Restated Certificate of Incorporation and the Certificate of Designation governing the convertible preferred stock referred to below. The Certificate of Incorporation is filed as an exhibit to Adelphia's filings incorporated by reference in the Registration Statement of which this prospectus supplement is a part and the Certificate of Designation will be filed as an exhibit to a Current Report on Form 8-K after the date of this prospectus supplement.

Ranking with Existing Preferred Stocks

   The convertible preferred stock will rank equal in right of payment with Adelphia's 13% Series B cumulative exchangeable preferred stock and 8 1/8% Series C cumulative convertible preferred stock as to dividends and upon liquidation, dissolution or winding up of Adelphia, except that no cash dividends nor any distributions may be declared or paid on, nor any redemptions made with respect to the 13% Series B cumulative exchangeable preferred stock or the convertible preferred stock unless full cumulative dividends have been paid on all outstanding shares of 8 1/8% Series C cumulative convertible preferred stock for all prior dividend periods.

Dividends

   Subject to the prior rights of holders of any preferred stock senior in right of payment of dividends to the convertible preferred stock, holders of shares of the convertible preferred stock are entitled to receive, when, as and if declared by Adelphia's board of directors out of funds legally available therefor, an annual cash dividend of $11.00 per share, or 5 1/2% of the liquidation preference of $200.00 per share, payable in equal quarterly installments on May 1, August 1, November 1 and February 1, commencing August 1, 1999, except that if such date is not a business day, (i.e., is a Saturday, Sunday or legal holiday), then such dividend will be payable on the next succeeding day that is not a Saturday, Sunday or legal holiday. Dividends on the convertible preferred stock will accrue without interest and be cumulative from the date of initial issuance. Dividends will be payable to holders of record as they appear on the stock transfer books of Adelphia on such record dates as are fixed by the board of directors. For a discussion of certain federal income tax considerations relevant to the payment of dividends on the convertible preferred stock, see "Certain Federal Income Tax Considerations."

   If dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the convertible preferred stock and any other preferred stock ranking on a parity as to dividends with the convertible preferred stock, subject to the prior rights of holders of any preferred stock senior in right of payment of dividends to the convertible preferred stock, all dividends declared upon shares of convertible preferred stock and such other parity preferred stock will when, as and if declared, be declared pro rata so that in all cases the amount of dividends declared and paid per share on the convertible preferred stock and such other parity preferred stock will bear to each other the same ratio that accumulated dividends per share on the shares of convertible preferred stock and such other preferred stock bear to each other. Except as set forth above, unless full cumulative dividends on the convertible preferred stock have been paid, or declared and sums set aside for the payment thereof, dividends (other than in common stock or any other stock of Adelphia ranking junior to the convertible preferred stock as to dividends and as to liquidation rights) may not be paid, or declared and sums set aside for payment thereof, and other distributions may not be made upon the common stock or any other Adelphia security ranking junior to the convertible preferred stock as to dividends; and neither the common stock nor any other Adelphia security ranking junior to the convertible preferred stock as to dividends may be redeemed, purchased or other otherwise acquired for any consideration (except by conversion into or exchange for other Adelphia capital stock ranking junior to the convertible preferred stock as to dividends and except for capital stock acquired by us in connection with the payment of any amounts upon the exercise of our stock options).

Conversion Rights

   Each share of convertible preferred stock will be convertible into shares of Class A common stock at any time at the initial conversion price and equivalent conversion rate set forth on the cover page of this prospectus supplement, adjusted as described in the following paragraphs, except that if shares of convertible preferred stock are earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the date immediately prior to the date fixed for redemption and will be lost if not exercised prior to that time, unless Adelphia shall default in payment of the redemption obligation. Fractional shares of common stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interest based on the then current market price of the common stock.

   The conversion price is subject to adjustment upon certain events, including
(i) the issuance of Class A common stock as a dividend or distribution on the common stock; (ii) a combination, subdivision or reclassification of Class A common stock, (iii) the issuance to all holders of Class A common stock of rights or warrants (expiring within 45 days after the record date for determining stockholders entitled to receive them) entitling them to subscribe for or purchase common stock at less than the then current market price; and
(iv) the distribution to all holders of Class A common stock of capital stock (other than common stock), evidences of indebtedness of Adelphia, assets or rights or warrants to subscribe for or purchase securities of Adelphia (excluding the dividends, distributions, rights and warrants mentioned above and dividends and distributions paid in cash out of the retained earnings of Adelphia and distributions upon mergers or consolidations to which the next succeeding paragraph applies). No adjustment of the conversion price will be required to be made in any case until cumulative adjustments amount to one percent of such price. No adjustment to the conversion price will be made with respect to rights or warrants issued pursuant to certain employee benefit plans. Adelphia from time to time may decrease the conversion price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case Adelphia shall give at least 15 days' notice of such decrease. In addition to the foregoing adjustments, Adelphia will be permitted to make such reductions in the conversion price as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by Adelphia to its stockholders will not be taxable to the recipients. See "Certain Federal Income Tax Considerations."

   Except as stated above, the conversion price will not be adjusted for the issuance of common stock, or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

   In case of any merger or consolidation to which Adelphia is a party (other than a merger or consolidation in which Adelphia is the continuing corporation and in which the Class A common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of another corporation), or in case of any sale or transfer to another corporation of the property of Adelphia as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), there will be no adjustment of the conversion price, and each share of the then outstanding convertible preferred stock will, without the consent of the holder of any convertible preferred stock, become convertible only into the kind and amount of securities, cash or other property receivable upon such merger, consolidation, sale, transfer or statutory exchange by a holder of the number of shares of Class A common stock into which such convertible preferred stock was convertible immediately prior to such merger, consolidation, sale, transfer or statutory exchange (assuming such holder of Class A common stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such merger, consolidation, sale, transfer or statutory exchange). In the case of a cash merger of Adelphia into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each share of convertible preferred stock would be convertible at the conversion price in effect at such time into the same amount of cash per share into which each share of convertible preferred stock would have been convertible had such share been converted into Class A common stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which such shares of convertible preferred stock would be converted could be more or less than the liquidation preference with respect to such convertible preferred stock.

   Holders of convertible preferred stock at the close of business on a dividend record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend record date and prior to such dividend payment date. However, convertible preferred stock surrendered for conversion during the period between the close of business on any dividend record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period or coinciding with such dividend payment date, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of convertible preferred stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of Class A common stock on such dividend payment date will receive the dividend payable by Adelphia on such shares of convertible preferred stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of convertible preferred stock for conversion. Except as provided above, Adelphia will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the common stock issued upon such conversion.

Liquidation Rights

   In the event of any liquidation, dissolution or winding up of Adelphia and subject to the rights of creditors of Adelphia and holders of any preferred stock senior in right of payment in the event of a liquidation of Adelphia, the holders of shares of convertible preferred stock are entitled to receive a liquidation preference of $200.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment before any distribution of assets is made to holders of common stock or any other stock that ranks junior to the convertible preferred stock as to liquidation rights. The holders of convertible preferred stock along with Adelphia's 13% Series B cumulative exchangeable preferred stock and 8 1/8% Series C cumulative convertible preferred stock and all series or classes of Adelphia's stock hereafter issued that rank on a parity as to liquidation rights with the convertible preferred stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the convertible preferred stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by Adelphia. A merger, consolidation, or other business combination of Adelphia with or into another corporation or other entity, a statutory exchange of securities with another corporation and a sale or transfer of all or part of Adelphia's assets for cash, securities or other property will not be considered a liquidation, dissolution or winding up of Adelphia unless such merger, consolidation, combination, exchange, sale or transfer shall be in connection with a liquidation, dissolution or winding up of Adelphia.

Redemption At Option Of Adelphia

   The convertible preferred stock may not be redeemed prior to May 1, 2002. Thereafter, the convertible preferred stock is redeemable, at the option of Adelphia, in whole or in part at any time, for shares of Class A common stock at a redemption price of $206.00 per share, or for cash at a redemption price of $200.00 per share, plus in all cases accrued and unpaid dividends to the redemption date.

   In the event Adelphia redeems with Class A common stock, Adelphia will issue in payment of the redemption price for each share of convertible preferred stock to be redeemed such number of shares of common stock as equals (x) the then-current redemption price of the convertible preferred stock, divided by
(y) the market price (the "Market Price") of the Class A common stock, subject to adjustment in certain circumstances. The Market Price will be equal to the lower of (i) the average of the daily closing prices of the Class A common stock on the Nasdaq National Market for the 20 consecutive trading days immediately preceding the first business day immediately preceding the date of the applicable redemption notice and (ii) the closing price of the Class A common stock on the Nasdaq National Market on the trading day immediately preceding the first business day immediately preceding the date of the applicable redemption notice. Fractional shares of Class A common stock will not be issued upon any redemption of convertible preferred stock, but, in lieu thereof, Adelphia will pay a cash adjustment based on the market price.

   If fewer than all the outstanding shares of convertible preferred stock are to be redeemed, Adelphia will select those shares to be redeemed pro rata or by lot or in such other manner as the board of directors may determine. There is no mandatory redemption or sinking fund obligation with respect to the convertible preferred stock. In the event that Adelphia has failed to pay accrued and unpaid dividends on the convertible preferred stock for the current or any past dividend period, it may not redeem less than all of the then-outstanding shares of the convertible preferred stock until all such accrued and unpaid dividends have been paid in full.

   Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of convertible preferred stock to be redeemed at the address shown on the stock transfer books. After the redemption date, dividends will cease to accrue on the shares of convertible preferred stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive shares of Class A common stock, or cash, as the case may be, equal to the redemption price as described above without interest or adjustment resulting from changes in the market value of the Class A common stock. At the close of business on the redemption date, each holder of convertible preferred stock redeemed with Class A common stock (unless Adelphia defaults on its obligations to deliver shares of Class A common stock or cash for fractional shares) will be, without any further action, deemed a holder of the number of shares of Class A common stock for which such convertible preferred stock is redeemable.

Voting Rights

   The holders of the convertible preferred stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of convertible preferred stock will be entitled to one vote, excluding shares held by Adelphia or any entity controlled by Adelphia, which shares will have no voting rights.

   Whenever dividends on the convertible preferred stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of Adelphia will be increased by two, and the holders of the convertible preferred stock (voting separately as a class with the holders of any outstanding shares of stock on a parity as to dividends with the convertible preferred stock on which like voting rights have been conferred and are exercisable) will be entitled to elect such two additional directors to the board of directors at any meeting of stockholders of Adelphia at which directors are to be elected until all such dividends accrued and in default have been paid in full or sums set aside for payment thereof. The term of office of all directors so elected will terminate immediately upon such payment or setting aside for payment.

   In addition, so long as any convertible preferred stock is outstanding, Adelphia will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of convertible preferred stock, voting separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws of Adelphia so as to affect materially and adversely the relative rights, preferences, qualifications, limitations or restrictions of the convertible preferred stock. The Certificate of Designation will also provide that, except as set forth above, (i) the creation, authorization or issuance of any shares or series of preferred stock or (ii) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of convertible preferred stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of the convertible preferred stock.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of convertible preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient shares of Class A common stock shall have been reserved by Adelphia to effect such redemption.

Other Provisions

   The shares of convertible preferred stock, when issued, will be duly and validly issued, fully paid and nonassessable.

   The holders of shares of convertible preferred stock have no preemptive rights with respect to any securities of Adelphia.

   The registrar, transfer agent, conversion agent, and dividend disbursing agent for the convertible preferred stock and the transfer agent and registrar for the common stock issuable upon conversion thereof will be American Stock Transfer & Trust Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion summarizes the material federal income tax considerations generally applicable to holders acquiring convertible preferred stock upon its issuance by Adelphia. This discussion deals only with convertible preferred stock held as capital assets by Holders (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended) and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, persons holding the convertible preferred stock as a part of a hedging, short sale or conversion transaction or a straddle or Holders whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Code, Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. The consequences set forth in this discussion are not binding on the IRS or the courts. Adelphia has not sought and will not seek any rulings from the IRS with respect to the positions of Adelphia discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the convertible preferred stock. ALL PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK.

   As used herein, the term "United States Holder" means a person or entity that, for United States federal income tax purposes, is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A "Non-United States Holder" is a holder of convertible preferred stock or Class A common stock that is not a United States Holder.

United States Holders

Distributions

   Distributions on the convertible preferred stock will be treated as dividends to United States Holders to the extent of Adelphia's current or accumulated earnings and profits as determined under federal income tax principles. The amount of Adelphia's earnings and profits at any time will depend upon our future actions and financial performance. To the extent that the amount of a distribution on the convertible preferred stock exceeds Adelphia's current and accumulated earnings and profits, such distributions will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of the convertible preferred stock in the hands of each United States Holder (but not below zero), thus increasing the amount of any gain (or reducing the amount of any loss) which would otherwise be realized by such United States Holder upon the sale or other taxable disposition of such convertible preferred stock. The amount of any such distribution that exceeds the adjusted tax basis of the convertible preferred stock in the hands of the United States Holder will be treated as capital gain and will be either long-term or short-term capital gain depending on the United States Holder's holding period for the convertible preferred stock.

    Under Section 243 of the Code, corporate United States Holders generally will be able to deduct 70% of the amount of any distribution qualifying as a dividend (although as described above distributions on the convertible preferred stock may not qualify as dividends). There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction.

   Section 246A of the Code reduces the dividends-received deduction allowed to a corporate United States Holder that has incurred indebtedness "directly attributable" to its investment in portfolio stock. Section 246(c) of the Code requires that, in order to be eligible for the dividends-received deduction, a corporate United States Holder must generally hold the shares of convertible preferred stock for a 46 day minimum holding period (91 days in the case of certain dividends) during the 90 day period beginning on the date which is 45 days before the date on which such shares become ex-dividend with respect to such dividend (during the 180 day period beginning 90 days before such date in the case of certain dividends). A taxpayer's holding period for these purposes is suspended during any period in which a United States Holder has certain options or contractual obligations with respect to substantially identical stock or holds one or more other positions with respect to substantially identical stock that diminishes the risk of loss from holding the convertible preferred stock.

   Under Section 1059 of the Code, a corporate United States Holder is required to reduce its tax basis (but not below zero) in the convertible preferred stock by the non-taxed portion of any "extraordinary dividend" if such stock has not been held for more than two years before the earliest of the date such dividend is declared, announced, or agreed to. Generally, the non-taxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction provisions of Section 243 of the Code. An extraordinary dividend on the convertible preferred stock generally would be a dividend that (i) equals or exceeds 5% of the corporate United States Holder's adjusted tax basis in the convertible preferred stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (ii) exceeds 20% of the corporate United States Holder's adjusted tax basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on the convertible preferred stock is an extraordinary dividend, a corporate United States Holder may elect to substitute the fair market value of the stock for such United States Holder's tax basis for purposes of applying these tests, provided such fair market value is established to the satisfaction of the Secretary of Treasury as of the day before the ex-dividend date. An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is non-pro rata as to all stockholders or in partial liquidation of Adelphia or treated as a dividend because the holding of options was deemed to be stock ownership under the constructive stock ownership rules of Section 318(a)(4) of the Code, regardless of the stockholder's holding period and regardless of the size of the dividend. If any part of the non-taxed portion of an extraordinary dividend is not applied to reduce the United States Holder's tax basis as a result of the limitation on reducing such basis below zero, such part will be treated as gain from the sale or exchange of the stock and will be recognized at the time when the extraordinary dividend is paid.

   Special rules exist with respect to extraordinary dividends for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock which (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time the Holder acquired such stock. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return of such stock exceeds 15%.
Section 1059 of the Code does not apply to qualified preferred dividends if the corporate United States Holder holds such stock for more than five years. If the United States Holder disposes of such stock before it has been held for more than five years, the amount subject to extraordinary dividend treatment with respect to qualified preferred dividends is limited to the excess of the actual rate of return over the stated rate of return. Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of (1) the stockholders' tax basis in such stock or
(2) the liquidation preference of such stock. CORPORATE UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 OF THE CODE TO THEIR OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK.

   A corporate United States Holder's liability for alternative minimum tax may be affected by the portion of the dividends received which such corporate United States Holder deducts in computing taxable income. This results from the fact that corporate United States Holders are required to increase alternative minimum taxable income by 75% of the excess of the adjusted current earnings of the corporation (as defined in Section 56 of the Code) over the alternative minimum taxable income (determined without regard to the adjustments for determining adjusted current earnings or the alternative tax net operating loss deduction).

Optional Redemption For Class A Common Stock Or Cash

   The redemption of convertible preferred stock for shares of Class A common stock at the option of Adelphia should constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, United States Holders generally will not recognize gain or loss upon the exchange of convertible preferred stock for Class A common stock. If, however, Class A common stock were received by United States Holders pursuant to a redemption in discharge of dividend arrearages on the convertible preferred stock, the redemption would be treated as a distribution on the convertible preferred stock to the extent of the dividends in arrears. Such a distribution would be taxed as a dividend to the extent of Adelphia's current or accumulated earnings and profits at the time (in accordance with the treatment described above for distributions). A United States Holders' tax basis in Class A common stock received pursuant to the redemption generally will equal the United States Holders' tax basis in the convertible preferred stock surrendered in exchange therefor. Similarly, the holding period for Class A common stock received pursuant to the redemption generally will include the period for which the convertible preferred stock surrendered in exchange therefor was held. The basis of Class A common stock received in discharge of dividend arrearages on the convertible preferred stock will be its fair market value on the date received and the holding period of such Class A common stock will commence on the day after its receipt.

   A redemption of convertible preferred stock for cash will be a taxable event. Such a redemption will generally be treated as a sale or exchange if the holder does not own, actually or constructively within the meaning of section 318 of the Code, any stock of Adelphia other than the redeemed convertible preferred stock. If a holder does own, actually or constructively, other stock of Adelphia, a redemption of convertible preferred stock may be treated as a dividend to the extent of Adelphia's current and accumulated earnings and profits (as determined for federal income tax purposes). Such dividend treatment will not apply if the redemption (i) is "substantially disproportionate" with respect to the holder under section 302(b)(2) of the Code, or (ii) is "not essentially equivalent to a dividend" with respect to the holder under section 302(b)(1) of the Code. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in Adelphia. For this purpose, a redemption of convertible preferred stock that results in a reduction in the proportionate interest in Adelphia (taking into account any actual ownership of common stock of Adelphia and any stock constructively owned) of a holder whose relative stock interest in Adelphia is minimal should be regarded as a meaningful reduction in the holder's stock interest in Adelphia.

   If a redemption of convertible preferred stock for cash is not treated as a distribution taxable as a dividend, the redemption will result in capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the convertible preferred stock redeemed, except to the extent that the redemption price includes dividends that have been declared by Adelphia prior to the redemption. The capital gain or loss will be long term if the convertible preferred stock were held longer than 12 months. If any amount of cash were received by United States Holders in discharge of dividend arrearages on the convertible preferred stock, the redemption would be treated as a distribution on the convertible preferred stock to the extent of the dividends in arrears. Such a distribution would be taxed as a dividend to the extent of Adelphia's current and accumulated earnings and profits at the time (in accordance with the treatment described above for distributions).

   If a redemption of convertible preferred stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash received by the holder. The holder's adjusted tax basis in the redeemed convertible preferred stock will be transferred to any remaining stock holdings in Adelphia, subject to reduction or possible gain recognition under section 1059 of the Code in an amount equal to the nontaxed portion of such dividend. If the holder does not retain any actual stock ownership in Adelphia (having a stock interest only constructively), the holder may lose the benefit of such holder's adjusted tax basis in the convertible preferred stock.

   Under Section 305(c) of the Code and the applicable regulations thereunder, if the redemption price of convertible preferred stock exceeds its issue price, the difference ("redemption premium") may be taxable as a constructive distribution of additional convertible preferred stock to the United States Holder (treated as a dividend to the extent of Adelphia's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because the terms of the convertible preferred stock provide for optional rights of redemption by Adelphia at prices in excess of the issue price, stockholders could be required to recognize such redemption premium under an economic accrual method if, based on all of the facts and circumstances, the optional redemptions are more likely than not to occur. If the convertible preferred stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the United States Holder are not related within the meaning of the regulations;
(ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the convertible preferred stock; and (iii) exercise of the right to redeem would not reduce the yield of the convertible preferred stock, as determined under the regulations. Regardless of whether the optional redemptions are more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount or is in the nature of a penalty for premature redemption. Adelphia intends to take the position that the existence of Adelphia's optional redemption rights does not result in a constructive distribution to United States Holders of the convertible preferred stock.

Conversion

   No gain or loss generally will be recognized upon conversion of shares of convertible preferred stock into shares of Class A common stock, except with respect to any cash paid in lieu of fractional shares of Class A common stock. However, under certain circumstances, a United States Holder of convertible preferred stock may recognize gain or dividend income to the extent there are dividends in arrears on such stock at the time of conversion into Class A common stock. The tax basis of the Class A common stock received upon conversion of shares of convertible preferred stock generally will be equal to the tax basis of the shares of convertible preferred stock so converted and the holding period of the Class A common stock generally will include the holding period of the shares of convertible preferred stock converted. However, the tax basis of any Class A common stock received on conversion and treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of such Class A common stock will commence on the day after its receipt.

   United States Holders of convertible preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend when the conversion ratio is adjusted to reflect a cash or property distribution with respect to stock into which such preferred stock is convertible. An adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the United States Holders, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the convertible preferred stock, including, those in connection with the special conversion rights applicable to the convertible preferred stock may not qualify as being pursuant to a bona fide reasonable adjustment formula. If a nonqualifying adjustment were made, the United States Holders of convertible preferred stock might be deemed to have received a taxable stock dividend (or if certain adjustments are not made). In such case, the amount of the dividend to be included in income would be the fair market value of the additional Class A common stock to which United States Holders of convertible preferred stock would be entitled by reason of the reduction in the conversion price.

Sale Or Other Taxable Disposition

   A United States Holder who sells or otherwise disposes of convertible preferred stock or Class A common stock in a taxable transaction will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and the United States Holder's adjusted tax basis in the convertible preferred stock or Class A common stock disposed. Such gain or loss would be long-term capital gain or loss if the holding period exceeded one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains (the excess of the taxpayer's net long-term capital gains over this net short-term capital losses) will be subject to a maximum tax rate of 20%, if such stock were held for more than 12 months.

Backup Withholding

   A United States Holder of convertible preferred stock or Class A common stock will be subject to backup withholding at the rate of 31% with respect to "reportable payments," which include dividends on, and gross proceeds of a sale of, the convertible preferred stock or Class A common stock unless (i) such United States Holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder of convertible preferred stock or Class A common stock who does not provide Adelphia with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the United States Holders' federal income tax liabilities, so long as the required information is provided to the IRS. Adelphia will report to United States Holders of convertible preferred stock and Class A common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on the convertible preferred stock or Class A common stock.

Non-United States Holders

Dividends

   Generally, any dividend paid to a Non-United States Holder of convertible preferred stock or Class A common stock will, except as described below, be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Non-United States Holder. If the dividend is so effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) with Adelphia or its paying agent. Under the recently finalized Treasury regulations (the "Final Regulations"), Non-United States Holders will generally be required to provide Form W-8 in lieu of Form 4224, although alternative documentation may be applicable in certain situations. To the extent a distribution exceeds current and accumulated earnings and profits, it will be treated first as a return of the holder's basis to the extent thereof, and then as a gain from the sale of a capital asset. Any withholding tax on distributions in excess of Adelphia's current and accumulated earnings and profits is refundable to the Non-United States Holder upon the filing of an appropriate claim for refund with the United States IRS.

   In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, however, a Non-United States Holder of convertible preferred stock or Class A common stock who wishes to claim the benefit or an applicable treaty rate (and to avoid backup withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

   A Non-United States Holder of convertible preferred stock or Class A common stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States IRS.

Disposition Of Convertible Preferred Stock Or Class A Common Stock

   A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of convertible preferred stock or Class A common stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder and, if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-United States Holder; (ii) the Non-United States Holder is an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period (or former long-term resident of the United States who relinquished United States residency on or after February 6, 1995) whose loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax; (iii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the convertible preferred stock or Class A common stock as a capital asset, such individuals are present in the United States for 183 days or more days in the taxable year of disposition and either (a) the individual has a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business maintained by the individual in the United States; or (iv) Adelphia is or has been a "United States real property holding corporation" ("USRPHC") within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period (the "Required Holding Period"), and, provided that the convertible preferred stock or Class A common stock is "regularly traded on an established securities market" for tax purposes, the Non-United States Holder held, directly or indirectly, convertible preferred stock or Class A common stock with a fair market value in excess of 5% of the fair market value of all Adelphia convertible preferred stock or Class A common stock outstanding at any time during Required Holding Period.

   If an individual Non-United States Holder falls under clauses (i) or (ii) above, the holder will be taxed on the net gain derived from the sale under regular United States federal income tax rates. If an individual Non-United States Holder falls under clause (iii) above, the holder generally will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that the holder is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earning and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

   Although not free from doubt, Adelphia believes that it is not and has not been for the last five years a USRPHC for federal income tax purposes. Although Adelphia believes that the convertible preferred stock or Class A common stock will be treated as "regularly traded on an established securities market," if the convertible preferred stock or Class A common stock were not so treated, on a sale or other disposition of such stock, the transferee of such stock would be required to withhold 10% of the proceeds of such disposition, unless Adelphia were to provide a certification that it is not (and has not been during a specific period) a USRPHC or another exemption applied.

Redemption and Conversion Of Convertible Preferred Stock

   A Non-United States Holder generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of convertible preferred stock into Class A common stock, except with respect to any cash paid in lieu of fractional shares of Class A common stock, which would be subject to the rules described under "Disposition of Convertible Preferred Stock or Class A Common Stock." A redemption of convertible preferred stock for cash will be an event which will constitute either (i) a dividend to the extent of Adelphia's current and accumulated earnings and profits, or (ii) a sale or exchange. See "United States Holders--Optional Redemption For Class A Common Stock Or Cash." To the extent the redemption is treated as a dividend, the Non-United States Holder's tax consequences are described in "Non-United States Holders--Dividends" and to the extent the redemption is treated as a sale or exchange, the Non-United States Holder's tax consequences are described in "Non-United States Holders--Disposition Of Convertible Preferred Stock Or Class A Common Stock."

Information Reporting And Backup Withholding

   Adelphia must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to such holder and the amount of any tax withheld. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

   Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-United States Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-United States Holder will be subject to backup withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of convertible preferred stock or Class A common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of convertible preferred stock or Class A common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 1999, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Federal Estate Taxes

   Convertible preferred stock or Class A common stock held (or treated as owned) by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

   THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF CONVERTIBLE PREFERRED STOCK OR CLASS A COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE CONVERTIBLE PREFERRED STOCK AND CLASS A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                         CLASS A COMMON STOCK OFFERING

   On April 23, 1999, Adelphia entered into an agreement to sell, and on April 28, 1999, Adelphia expects to consummate the Common Stock Offering of, 8.0 million shares of Class A common stock. The Class A common stock is being offered by delivery of a prospectus supplement for the Common Stock Offering. No requirement exists that we sell Class A common stock in order to consummate the sale of convertible preferred stock in the Convertible Preferred Stock Offering.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

   This prospectus supplement is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

   The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus supplement, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

   We are incorporating by reference the following documents that we have filed with the SEC:

  . our Annual Report on Form 10-K for the year ended March 31, 1998, which incorporates, in Items 7 and 8 to such Form 10-K, portions of the Form 10-K for the fiscal year ended December 31, 1997 of Olympus
     Communications, L.P. and Olympus Capital Corporation, as amended by Adelphia's Form 10-K/A dated July 27, 1998;

  . our Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998 (collectively, the "Form 10-Qs");

  . our Current Reports on Form 8-K for the events dated June 29, 1998, July 2, 1998, August 3, 1998, August 18, 1998, September 10, 1998,
     November 9, 1998, Novermber 12, 1998, December 23, 1998, January 11, 1999, February 22, 1999, February 23, 1999, March 5, 1999, March 30,
     1999, March 31, 1999, April 9, 1999, April 19, 1999, April 21, 1999 and
     April 23, 1999.

  . our definitive proxy statement dated September 11, 1998 with respect to the Annual Meeting of Stockholders held on October 6, 1998; and

  . the description of our Class A common stock contained in our registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description.

   We are also incorporating by reference into this prospectus supplement all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the Convertible Preferred Stock Offering has been completed.

   You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                      Adelphia Communications Corporation
                             Main at Water Street
                        Coudersport, Pennsylvania 16915
                         Attention: Investor Relations
                           Telephone: (814) 274-9830

   You should rely only on the information provided in this prospectus supplement or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the first page of the prospectus supplement. We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 LEGAL MATTERS

   The validity of the convertible preferred stock and the Class A common stock into which it may be converted will be passed upon for us by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Attorneys of that firm who are representing us in the Convertible Preferred Stock Offering own an aggregate of 2,300 shares of our Class A common stock and 15,100 shares of Hyperion's Class A common stock. The validity of the convertible preferred stock and the Class A common stock into which it may be converted will be passed upon on behalf of the underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Adelphia and its subsidiaries as of March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998, and the consolidated financial statements of Olympus and its subsidiaries as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, all incorporated in this prospectus supplement by reference from Adelphia's Annual Report on Form 10-K for the year ended March 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement from Adelphia's Current Report on Form 8-K filed April 19, 1999, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of Harron Communications Corp. and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this prospectus supplement by reference from Adelphia's Current Report on Form 8-K filed April 19, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998 incorporated in this prospectus supplement by reference from Adelphia's Current Report on Form 8-K filed on April 19, 1999 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   Prospectus

                      ADELPHIA COMMUNICATIONS CORPORATION

                                Debt Securities
                                Preferred Stock
                              Class A Common Stock
                              Class B Common Stock

This prospectus relates to:

 . Adelphia Communications Corporation's debentures, notes and other debt securities in one or more series which may be senior debt securities or subordinated debt securities,

 . shares of preferred stock of Adelphia issuable in series designated by the board of directors of Adelphia,

 .  shares of Class A common stock, and

 . shares of Class B common stock, which may be offered in combination or separately from time to time by Adelphia.

   The aggregate initial offering price of all of the securities which may be sold pursuant to this prospectus will not exceed U.S. $1,761,000,000, or its equivalent based on the applicable exchange rate at the time of issue in one or more foreign currencies or currency units as shall be designated by Adelphia.

   The Class A common stock is quoted on the Nasdaq National Market. The Class A common stock's ticker symbol is "ADLAC." On April 19, 1999, the closing sale price on the Nasdaq National Market of a single share of Class A common stock was $59.969.

   Our common stock includes Class A and Class B common stock. The rights of holders of the Class A common stock and Class B common stock differ with respect to certain aspects of dividends, liquidations and voting. The Class A common stock has preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to greater voting rights than the holders of Class A common stock; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

   You should carefully review "Risk Factors" beginning on page 4 for a discussion of things you should consider when investing in securities of Adelphia.

                               ----------------

   Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

   This Prospectus May Not Be Used To Consummate Sales Of Securities Unless Accompanied By A Prospectus Supplement.

                               ----------------

              The date of this Prospectus is April 20, 1999.

                               TABLE OF CONTENTS

Adelphia...................................................................    2

Risk Factors...............................................................    4

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends..   16

Dilution...................................................................   17

Use of Proceeds............................................................   17

Description of Debt Securities.............................................   18

Description of Capital Stock...............................................   31

Book Entry Issuance........................................................   35

Plan of Distribution.......................................................   37

Where You Can Find More Information........................................   39

Legal Matters..............................................................   40

Experts....................................................................   41

                                    ADELPHIA

   Adelphia is a leader in the telecommunications industry with cable television and local telephone operations. Our operations consist of providing telecommunications services primarily over our networks, which are commonly referred to as broadband networks because they can transmit large quantities of voice, video and data by way of digital or analog signals. As of December 31, 1998, we owned or managed cable television systems with broadband networks that passed in front of 3,252,830 homes and served 2,304,325 basic subscribers. John
J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

   We own cable systems in twelve states which are organized into seven regional clusters: Western New York, Virginia, Western Pennsylvania, New England, Eastern Pennsylvania, Ohio and New Jersey. These systems are located primarily in suburban areas of large and medium-sized cities within the 50 largest television markets. As of December 31, 1998, the broadband networks for these systems passed in front of 2,131,978 homes and served 1,528,307 basic subscribers.

   We also provide management and consulting services to other partnerships and corporations engaged in the ownership and operation of cable television systems. John J. Rigas and members of his immediate family, including entities they own or control, have substantial ownership interests in these partnerships and corporations. As of December 31, 1998, the broadband networks for cable systems owned by these Rigas family partnerships and corporations passed in front of 177,250 homes and served 134,443 basic subscribers.

   We also own a 50% voting interest and nonvoting preferred limited partnership interests in Olympus Communications, L.P. Olympus is a joint venture limited partnership that operates a large cable system in Florida. As of December 31, 1998, the broadband networks for this system passed in front of 943,602 homes and served 641,575 basic subscribers.

   Through our subsidiary, Hyperion Telecommunications, Inc., we own and operate a large competitive local exchange carrier in the eastern United States. This means that Hyperion provides its customers with alternatives to the incumbent local telephone company for local telephone and telecommunications services. Hyperion's telephone operations are referred to as being facilities based, which means it generally owns the local telecommunications networks and facilities it uses to deliver these services, rather than leasing or renting the use of another party's networks to do so. As of December 31, 1998, Hyperion managed and operated 22 telecommunications networks, including two under construction, serving 46 markets. Hyperion's Class A common stock is listed on the Nasdaq National Market under the symbol "HYPT."

   Our executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

Recent Developments


   Please see the applicable prospectus supplement and Adelphia's recent public filings for recent developments.

                                  RISK FACTORS

   Before you invest in Adelphia's securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase any securities of Adelphia.

High Level Of
Indebtedness

                           Adelphia has a substantial amount of debt. We
   As of December 31,      borrowed this money to purchase and to expand our
1998, we owed              cable systems and other operations and, to a lesser
approximately $3.5         extent, for investments and loans to our
billion. Our high level    affiliates. At December 31, 1998, our indebtedness
of indebtedness can have   totaled approximately $3,527,452,000. This included
important adverse          approximately:
consequences to us and
to you.

                              . $1,810,212,000 of Adelphia Parent Company public debt. When we use the term "Adelphia Parent Company" in this prospectus, we are referring only to Adelphia Communications Corporation as a parent holding company entity, and not to its subsidiaries;

                              .  $1,246,456,000 of debt owed by our
                                 subsidiaries to banks, other financial
                                 institutions and other persons; and

                              .  $470,784,000 of public debt owed by Hyperion.

   Debt service consumes   Our high level of indebtedness can have important
a substantial portion of   adverse consequences to us and to you. It requires
the cash we generate.      that we spend a substantial portion of the cash we
This could affect our      get from our business to repay the principal and
ability to invest in our   interest on these debts. Otherwise, we could use
business in the future     these funds for general corporate purposes or for
as well as to react to     capital improvements. Our ability to obtain new
changes in our industry    loans for working capital, capital expenditures,
or economic downturns.     acquisitions or capital improvements may be limited
                           by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at December 31, 1998, the Adelphia Parent Company also had approximately $148,191,000 and Hyperion had approximately $228,674,000 of redeemable exchangeable preferred stock which contain payment obligations that are similar to our debt obligations in these respects.
                           Olympus also has a substantial amount of debt.

   Approximately 32% of    Our debt comes due at various times up to the year
this debt must be paid     2009, including an aggregate of approximately
by April 1, 2003 and all   $1,126,169,000 which, as of December 31, 1998, we
of it must be paid by      must pay by April 1, 2003.
2009.

Our Business Requires      Our business requires substantial additional
Substantial Additional     financing on a continuing basis for capital
Financing And If We Do     expenditures and other purposes including:
Not Obtain That
Financing We May Not Be
Able To Upgrade Our        .  constructing and upgrading our plant and
Plant, Offer Services,        networks--some of these upgrades we must make
Make Payments When Due        to comply with the requirements of local
Or Refinance Existing         cable franchise authorities;
Debt.
                           .  offering new services;

                           .  scheduled principal and interest payments;

                           .  refinancing existing debt; and

                           .  acquisitions and investments.

                           There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

We Have Had Large Losses
And Negative               The Total Convertible Preferred Stock, Common Stock
Stockholders' Equity And   and Other Stockholders' Equity (Deficiency) at
We Expect This To          December 31, 1998 was a deficit of approximately
Continue                   $1,021,746,000. Our continuing net losses, which
                           are mainly due to our high levels of depreciation and amortization and interest expense, have created this deficiency. Our recent net losses applicable to our common stockholders were approximately as follows for the periods specified:

                              .  fiscal year ended March 31, 1996--
                                 $119,894,000;

                              .  fiscal year ended March 31, 1997--
                                 $130,642,000;

                              .  fiscal year ended March 31, 1998--
                                 $192,729,000; and

                              .  nine months ended December 31, 1998--
                                 $135,848,000.

                           We expect to continue to incur large net losses for the next several years.

   Our earnings have       Our earnings could not pay for our combined fixed
been insufficient to pay   charges and preferred stock dividends during these
for our fixed charges      periods by the amounts set forth in the table
and preferred stock        below, although combined fixed charges and
dividends.                 preferred stock dividends included substantial non-
                           cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Hyperion's preferred stock dividends:

                                         Earnings     Non-Cash
                                        Deficiency    Charges
                                       ------------ ------------
                 .  fiscal year ended
                    March 31, 1996     $ 78,189,000 $127,319,000
                 .  fiscal year ended
                    March 31, 1997     $ 61,848,000 $165,426,000
                 .  fiscal year ended
                    March 31, 1998     $113,941,000 $195,153,000
                 .  nine months ended
                    December 31, 1998  $116,899,000 $186,022,000

                           Historically, the cash we generate from our
   If we could not         operating activities and borrowings has been
refinance our debt or      sufficient to meet our requirements for debt
obtain new loans, we       service, working capital, capital expenditures, and
would likely have to       investments in and advances to our affiliates, and
consider various options   we have depended on getting additional borrowings
such as the sale of        to meet our liquidity requirements. Although in the
additional equity or       past we have been able both to refinance our debt
some of our assets to      and to obtain new debt, there can be no guarantee
meet the principal and     that we will be able to continue to do so in the
interest payments we       future or that the cost to us or the other terms
owe, negotiate with our    which would affect us would be as favorable to us
lenders to restructure     as our current loans and credit agreements. We
existing loans or          believe that our business will continue to generate
explore other options      cash and that we will be able to obtain new loans
available under            to meet our cash needs. However, the covenants in
applicable laws            the indentures and credit agreements for our
including those under      current debt limit our ability to borrow more
reorganization or          money.
bankruptcy laws. We can
not guarantee that any
options available to us
would enable us to repay
our debt in full.

Competition

   Our cable television    The telecommunications services provided by
business is subject to     Adelphia are subject to strong competition and
strong competition from    potential competition from various sources. Our
several sources which      cable television systems compete with other means
could adversely affect     of distributing video to home televisions such as
revenue or revenue         Direct Broadcast Satellite systems, commonly known
growth.                    as DBS systems, and Multichannel Multipoint
                           Distribution systems. Some of the regional Bell telephone operating companies and other local telephone companies are in the process of entering the video-to-home business and several have expressed their intention to enter the video-to-home business. In addition, some regional Bell operating companies and local telephone companies have facilities which are capable of delivering cable television service. The equipment which telephone companies use in providing local exchange service may give them competitive advantages over us in distributing video to home televisions. The regional Bell operating companies and other potential competitors have much greater resources than Adelphia and would constitute formidable competition for our cable television business. We cannot predict either the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

                           We also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which competition may affect us.

   Hyperion's operations   In each of the markets served by Hyperion's
are also subject to risk   networks, the competitive local exchange carrier
because Hyperion           services offered by Hyperion compete principally
competes principally       with the services offered by the incumbent local
with established local     telephone exchange carrier company serving that
telephone carriers that    area. Local telephone companies have long-standing
have long-standing         relationships with their customers, have the
utility relationships      potential to subsidize competitive services from
with their customers and   monopoly service revenues, and benefit from
pricing flexibility for    favorable state and federal regulations. The merger
local telephone            of Bell Atlantic and NYNEX created a very large
services.                  company whose combined territory covers a
                           substantial portion of Hyperion's markets. Other combinations are occurring in the industry, which may have a material adverse effect on Hyperion and us.

                           We believe that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Hyperion's operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Hyperion's markets to do the following:

                              .  lower their rates substantially;

                              . engage in aggressive volume and term discount pricing practices for their customers; or

                              .  charge excessive fees to Hyperion for
                                 interconnection to the incumbent local
                                 telephone company's networks.

   If the regional Bell    The regional Bell operating companies can now
telephone companies        obtain regulatory approval to offer long distance
could get regulatory       services if they comply with the interconnection
approval to offer long     requirements of the federal Telecommunications Act
distance service in        of 1996. To date, the FCC has denied the requests
competition with           for approval filed by regional Bell operating
Hyperion's significant     companies in Hyperion's operating areas. However,
customers, some of         an approval of such a request could result in
Hyperion's major           decreased market share for the major long distance
customers could lose       carriers which are among Hyperion's significant
market share.              customers. This could have a material adverse
                           effect on Hyperion.

   The regional Bell
telephone companies        Some of the Regional Bell operating companies have
continue to seek other     also recently filed petitions with the FCC
regulatory approvals       requesting waivers of other obligations under the
that could significantly   federal Telecommunications Act of 1996. These
enhance their              involve services Hyperion also provides such as
competitive position       high speed data, long distance, and services to
against Hyperion.          Internet Service Providers. If the FCC grants the
                           regional Bell operating companies' petitions, this could have a material adverse effect on Hyperion.

   Potential competitors   Potential competitors for Hyperion include other
to Hyperion's              competitive local exchange carriers, incumbent
telecommunications         local telephone companies which are not subject to
services include the       regional Bell operating companies' restrictions on
regional Bell telephone    offering long distance service, AT&T, MCIWorldCom,
companies, AT&T,           Sprint and other long distance carriers, cable
MCIWorldCom and Sprint,    television companies, electric utilities, microwave
electric utilities and     carriers, wireless telecommunications providers and
other companies that       private networks built by large end users. Both
have advantages over       AT&T and MCIWorldCom have announced that they have
Hyperion.                  begun to offer local telephone services in some
                           areas of the country, and AT&T recently announced a new wireless technology for providing local telephone service. AT&T and Tele-Communications, Inc. have merged. Although
                           Hyperion has good relationships with the long distance carriers, they could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use Hyperion's services when entering the market for local exchange services.

                           Many of Hyperion's current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Hyperion, as well as other competitive advantages over Hyperion.

We Are Subject To
Extensive Regulation

   Our cable television    The cable television industry and the provision of
and telecommunications     local telephone exchange services are subject to
businesses are heavily     extensive regulation at the federal, state and
regulated as to rates we   local levels, and many aspects of such regulation
can charge and other       are currently the subject of judicial proceedings
matters. This regulation   and administrative or legislative proposals. In
could limit our ability    particular, the FCC adopted regulations that limit
to increase rates, cause   our ability to set and increase rates for our basic
us to decrease then        and cable programming service packages and for the
current rates or require   provision of cable television-related equipment.
us to refund previously    The law permits certified local franchising
collected fees.            authorities to order refunds of rates paid in the
                           previous twelve-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future.

                           The cable television industry is subject to state and local regulations and we must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal.

   The federal
Telecommunications Act     The federal Telecommunications Act of 1996
of 1996 may have a         substantially changed federal, state and local laws
significant impact on      and regulations governing our cable television and
our cable television and   telecommunications businesses. This law could
telephone businesses.      materially affect the growth and operation of the
                           cable television industry and the cable services we provide. Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result.
                           There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law.
                           Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the shortand long-term effect, financial or otherwise, of this law and FCC rulemakings on us.

                           Similarly, the Telecommunications Act of 1996 removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in Hyperion's markets or potential markets. Furthermore, we cannot guarantee that rules adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Hyperion.

Unequal Voting Rights Of
Stockholders               Adelphia has two classes of common stock--Class A
                           which carries one vote per share and Class B which carries ten votes per share. Under our Certificate of Incorporation, the Class A shares elect only one of our directors.

Control Of Voting Power
By The Rigas Family
                           As of April 1, 1999, the Rigas family beneficially
   The Rigas family can    owned shares representing about 48% of the total
control stockholder        number of outstanding shares of both classes of
decisions on very          Adelphia's common stock and about 81% of the total
important matters.         voting power of Adelphia's shares. The public holds
                           a majority of the outstanding Class A shares, although the Rigas family also owns about 36% of those shares as of April 1, 1999. The Rigas family owns about 99% of Adelphia's Class B shares. The
                           Rigas family also owns shares of Adelphia's 8%
                           Series C Cumulative Convertible preferred stock which, if converted, would increase its voting power and beneficial ownership. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family as of April 1, 1999 have the power to elect seven of eight Adelphia directors, and if they converted their Convertible preferred stock might be able to elect all eight directors.
                           In addition, the Rigas family could control stockholder decisions on other matters such as amendments to our Certificate of Incorporation and Bylaws, and mergers or other fundamental corporate transactions.

There Are Potential        John J. Rigas and the other executive officers of
Conflicts Of Interest      Adelphia, including other members of the Rigas
Between Adelphia And The   family, own other corporations and partnerships,
Rigas Family               which are managed by us for a fee. Subject to the
                           restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems.
                           These activities could present a conflict of interest with us, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or have affiliations with. Our public debt indentures contain covenants that place some restrictions on transactions between us and our affiliates.

Holding Company
Structure And Potential    The Adelphia Parent Company directly owns no
Impact Of Restrictive      significant assets other than stock, partnership
Covenants In Subsidiary    interests, equity and other interests in our
Debt Agreements            subsidiaries and in other companies. This creates
                           risks regarding our ability to provide cash to the Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

   The Adelphia Parent     The public indentures, and the credit agreements
Company depends on its     for bank and other financial institution loans, of
subsidiaries and other     our subsidiaries and other companies restrict their
companies in which it      ability and the ability of the companies they own
has investments, to fund   to make payments to the Adelphia Parent Company.
its cash needs.            These agreements also place other restrictions on
                           the borrower's ability to borrow new funds and include requirements for the borrowers to remain in compliance with the loans. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders, to be due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

It Is Unlikely You Will    Adelphia has never declared or paid cash dividends
Receive A Return On Your   on any of its common stock and has no intention of
Shares Through The         doing so in the foreseeable future. As a result, it
Payment Of Cash            is unlikely that you will receive a return on your
Dividends                  shares through the payment of cash dividends.

Future Sales Of
Outstanding Common Stock   Sales of a substantial number of shares of Class A
Could Adversely Affect     common stock or Class B common stock, including
The Market Price Of Our    sales by any pledgees of such shares, could
Common Stock               adversely affect the market price of our Class A
                           common stock and could impair our ability in the future to raise capital through stock offerings.
                           Under various registration rights agreements or arrangements, as of January 26, 1999, the Rigas family has the right, subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of the Class A common stock--15,029,119 shares, Class B common stock--
                           10,736,544 shares and the equivalent number of shares of Class A common stock into which they may be converted, and convertible preferred stock--
                           80,000 shares and the 9,433,962 shares of Class A common stock into which they may be converted.
                           Among others, Adelphia has registered or agreed to register for public sale the following shares:

                              . for the Rigas family--up to 11,000,000 shares of Class A common stock, 80,000 shares of convertible preferred stock and the Class A common stock issuable upon conversion of the convertible preferred stock;

                              . for Booth American Company--3,571,428 shares of Class A common stock owned as of March 24, 1998;

                              . for the selling stockholders receiving shares in the Verto Communications, Inc. acquisition--2,561,024 shares of Class A common stock;

                              . for a Rigas family partnership--4,000,000 shares of Class A common stock purchased by it in connection with the January 14, 1999 equity offerings;

                              . for the owners of FrontierVision Partners, L.P.--7,000,000 shares of Class A common stock in connection with the FrontierVision acquisition pending as of April 18, 1999, and for the benefit of FrontierVision in certain circumstances if that transaction does not close, 1,000,000 shares of Class A common stock; and

                              . in connection with the Century Communications Corp. acquisition pending as of April 18, 1999, Adelphia expects to register approximately 48,700,000 shares of Class A common stock.

                           Approximately 14,904,000 shares of Class A common stock and up to 80,000 shares of Convertible preferred stock, including the underlying Class A common stock, have been pledged in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure.

Purchasers Of Our Common
Stock Will Incur           Persons purchasing common stock will incur
Immediate Dilution         immediate and substantial net tangible book value
                           dilution.


Adelphia's Acquisitions
And Expansion Could        Because we are experiencing a period of rapid
Involve Operational        expansion through acquisition, the operating
Risks                      complexity of Adelphia, as well as the
                           responsibilities of management personnel, have increased. Our ability to manage such expansion effectively will require us to continue to expand and improve our operational and financial systems and to expand, train and manage its employee base.

                           The Century, FrontierVision and Harron
                           Communications Corp. acquisitions, all pending as of April 18, 1999, involve the acquisition of companies that have previously operated independently. We may not be able to integrate the operations of these companies without some level of difficulty, such as the loss of key personnel. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.


                           Because the cable systems in our pending acquisitions are in the same industry as those of Adelphia, the acquired systems will generally be subject to the same risks as those of Adelphia, such as those relating to competition, regulation, year 2000 issues and technological developments.

Year 2000 Issues Present   The year 2000 issue refers to the inability of
Risks To Our Business      computerized systems and technologies to recognize
Operations In Several      and process dates beyond December 31, 1999. This
Ways                       could present risks to the operation of our
                           business in several ways. Our computerized business applications that could be adversely affected by the year 2000 issue include:

                              .  information processing and financial
                                 reporting systems;

                              .  customer billing systems;

                              .  customer service systems;

                              . telecommunication transmission and reception systems; and

                              .  facility systems.

                           System failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders or provide customers with products and services. Although we are evaluating the impact of the year 2000 issue on our business and are seeking to implement necessary solutions, this process has not been completed.

                           There can be no assurance that the systems of other companies on which our systems rely will be year 2000 ready or timely converted into systems compatible with our systems. Our failure or a third-party's failure to become year 2000 ready, or our inability to become compatible with third parties with which we have a material relationship, may have a material adverse effect on us, including significant service interruption or outages; however, we cannot currently estimate the extent of any such adverse effects.

Forward-Looking
Statements In This         The statements contained or incorporated by
Prospectus Are Subject     reference in this prospectus that are not
To Risks And               historical facts are "forward-looking statements"
Uncertainties              and can be identified by the use of forward-looking
                           terminology such as "believes," "expects," "may,"
                           "will," "should," "intends" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

                           Certain information set forth or incorporated by reference in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's 1998 Annual Report on Form 10-K and in Adelphia's Form 10-Qs, is forward-looking, such as information relating to the effects of future regulation, future capital commitments and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments, year 2000 issues and changes in the competitive environment in which we operate. Persons reading this prospectus are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

   The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends of Adelphia for the periods indicated. For purposes of calculating the ratio of earnings available to cover combined fixed charges and preferred stock dividends:

  . earnings consist of loss before income taxes and extraordinary items plus fixed charges, excluding capitalized interest, and

  . fixed charges consist of interest, whether expensed or capitalized, plus amortization of debt issuance costs plus the assumed interest component of rent expense.

                        Fiscal Year Ended March 31,
----------------------------------------------------------------------------------------------------------
   1994             1995                       1996                       1997                       1998
   -----            -----                      -----                      -----                      -----
     --                --                         --                         --                         --

   For the years ended March 31, 1994, 1995, 1996, 1997 and 1998, and the nine months ended December 31, 1998, Adelphia's earnings were insufficient to cover its combined fixed charges and preferred stock dividends by approximately $65,997,000, $69,146,000, $78,189,000, $61,848,000, $113,941,000, and
$116,899,000, respectively.

                                    DILUTION

   The net tangible book value of Adelphia's common stock as of December 31, 1998 was a deficit of approximately $2,050,905,000 or negative $48.72 a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity (deficiency), less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the purchase price per share. For example, in the January 14, 1999 equity offerings, the purchase price of a single share initially sold to the public was $45.00 and the net tangible book value dilution per share was $78.53 based on net tangible book value as of December 31, 1998. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in an offering by Adelphia and the pro forma net tangible book value per share of the common stock immediately after completion of such offering.

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement, we intend to apply the net proceeds from the sale of the securities to which this prospectus relates to its general funds to be used for general corporate purposes including capital expenditures, acquisitions, the reduction of indebtedness, investments and other purposes. We may invest funds not required immediately for such purposes in short-term obligations or may use them to reduce the future level of our indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

   The following description sets forth general terms and provisions of the debt securities to which any prospectus supplement may relate. We will describe the particular terms and provisions of the series of debt securities offered by a prospectus supplement, and the extent to which such general terms and provisions described below may apply thereto, in the prospectus supplement relating to such series of debt securities.

   The senior debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time between Adelphia and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to senior debt securities as the senior indenture and we will refer to the trustee under that indenture as the senior trustee. The subordinated debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time, between Adelphia and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to subordinate debt securities as the subordinate indenture and we will refer to the trustee under that indenture as the subordinate trustee. This summary of certain terms and provisions of the debt securities and the indentures is not necessarily complete, and we refer you to the copy of the form of the indentures which are filed as an exhibit to the registration statement of which this prospectus forms a part, and to the Trust Indenture Act. Whenever we refer to particular defined terms of the indentures in this Section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

General

   The debt securities will be issuable in one or more series pursuant to an indenture supplemental to the applicable indenture or a resolution of Adelphia's board of directors or a committee of the board. Unless otherwise specified in a prospectus supplement, each series of senior debt securities will rank pari passu in right of payment with all of Adelphia Parent Company's other senior unsecured obligations. Each series of subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner set forth in the subordinated indenture and the supplemental indenture relating to that debt. Except as otherwise provided in a prospectus supplement, the indentures do not limit the incurrence or issuance of other secured or unsecured debt of Adelphia, whether under the indentures, any other indenture that Adelphia may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

   The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of debt securities:

  . the title of the debt securities and whether such series constitutes senior debt securities or subordinated debt securities;

  .  any limit upon the aggregate principal amount of the debt securities;

  . the date or dates on which the principal of the debt securities is payable or the method of that determination or the right, if any, of Adelphia to defer payment of principal;

  . the rate or rates, if any, at which the debt securities will bear interest (including reset rates, if any, and the method by which any such rate will be determined), the interest payment dates on which interest will be payable and the right, if any, of Adelphia to defer any interest payment;

  . the place or places where, subject to the terms of the indenture as described below under the caption "--Payment and Paying Agents," the principal of and premium, if any, and interest, if any, on the debt securities will be payable and where, subject to the terms of the indenture as described below under the caption "--Denominations, Registration and Transfer," Adelphia will maintain an office or agency where debt securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon Adelphia in respect of the debt securities and the indenture may be made;

  . any period or periods within, or date or dates on which, the price or prices at which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at the option of Adelphia pursuant to any sinking fund or otherwise;

  . the obligation, if any, of Adelphia to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units, in which and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

  . the denominations in which any debt securities will be issuable if other than denominations of $1,000 and any integral multiple thereof;

  . if other than in U.S. Dollars, the currency or currencies, including currency unit or units, in which the principal of, and premium, if any, and interest, if any, on the debt securities will be payable, or in which the debt securities shall be denominated;

  . any additions, modifications or deletions in the events of default or covenants of Adelphia specified in the indenture with respect to the debt securities;

  . if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

  . any additions or changes to the indenture with respect to a series of debt securities that will be necessary to permit or facilitate the issuance of the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

  . any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities and the manner in which such amounts will be determined;

  . subject to the terms described under "--Global Debt Securities," whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for the global securities;

  .  the appointment of any trustee, registrar, paying agent or agents;

  . the terms and conditions of any obligation or right of Adelphia or a holder to convert or exchange debt securities into preferred securities or other securities;

  . whether the defeasance and covenant defeasance provisions described under the caption "--Satisfaction and Discharge; Defeasance" will be inapplicable or modified;

  . any applicable subordination provisions in addition to those set forth herein with respect to subordinated debt securities; and

  . any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

   We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We will describe material U.S. federal income tax consequences and special considerations applicable to the debt securities in the applicable prospectus supplement.

   If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, material U.S. federal income tax considerations, specific terms and other information with respect to such issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

   If any index is used to determine the amount of payments of principal, premium, if any, or interest on any series of debt securities, we will describe the material U.S. federal income tax, accounting and other considerations applicable thereto in the applicable prospectus supplement.

Denominations, Registration and Transfer

   Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. Debt securities of any series will be exchangeable for other debt securities of the same issue and series, of any authorized denominations of a like aggregate principal amount, the same original issue date, stated maturity and bearing the same interest rate.

   Holders may present each series of debt securities for exchange as provided above, and for registration of transfer, with the form of transfer endorsed thereon, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by Adelphia for such purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the indenture. Adelphia will appoint the trustee of each series of debt securities as securities registrar for such series under the indenture. If the applicable prospectus supplement refers to any transfer agents, in addition to the securities registrar initially designated by Adelphia with respect to any series, Adelphia may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that Adelphia maintains a transfer agent in each place of payment for the series. Adelphia may at any time designate additional transfer agents with respect to any series of debt securities.

   In the event of any redemption, neither Adelphia nor the trustee will be required to:

  . issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice for redemption of debt securities of that series, and ending at the close of business on the day of mailing of the relevant notice of redemption, or

  . transfer or exchange any debt securities so selected for redemption, except, in the case of any debt securities being redeemed in part, any portion not being redeemed.

Global Debt Securities

   Unless otherwise specified in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will deposit with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global debt securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented by it, a global debt security may not be transferred except as a whole by the depositary for the global debt security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor depositary or any nominee of the successor.

   The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to the series. Adelphia anticipates that the following provisions will generally apply to depositary arrangements.

   Upon the issuance of a global debt security, and the deposit of the global debt security with or on behalf of the applicable depositary, the depositary for the global debt security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by the global debt security to the accounts of persons, more commonly known as participants, that have accounts with the depositary. These accounts will be designated by the dealers, underwriters or agents with respect to the debt securities or by Adelphia if the debt securities are offered and sold directly by Adelphia. Ownership of beneficial interests in a global debt security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debt security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons who hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global debt security.

   So long as the depositary for a global debt security, or its nominee, is the registered owner of the global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global debt security will not be entitled to have any of the individual debt securities of the series represented by the global debt security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of the series in definitive form and will not be considered the owners or holders of them under the indenture.

   Payments of principal of, and premium, if any, and interest on individual debt securities represented by a global debt security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global debt security representing the debt securities. None of Adelphia, or the trustee, any paying agent, or the securities registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the global debt security for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

   Adelphia expects that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global debt security representing any of the debt securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global debt security for the debt securities as shown on the records of the depositary or its nominee. Adelphia also expects that payments by participants to owners of beneficial interests in the global debt security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of these participants.

   Unless otherwise specified in the applicable prospectus supplement, if the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Adelphia within 90 days, Adelphia will issue individual debt securities of the series in exchange for the global debt security representing the series of debt securities. In addition, unless otherwise specified in the applicable prospectus supplement, Adelphia may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of the series represented by one or more global debt securities and, in such event, will issue individual debt securities of the series in exchange for such global debt securities. Further, if Adelphia so specifies with respect to the debt securities of a series, an owner of a beneficial interest in a global debt security representing debt securities of the series may, on terms acceptable to Adelphia, the trustee and the depositary for the global debt security, receive individual debt securities of the series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to the debt securities. In any such instance, an owner of a beneficial interest in a global debt security will be entitled to physical delivery of individual debt securities of the series represented by the global debt security equal in principal amount to its beneficial interest and to have the debt securities registered in its name. Individual debt securities of the series so issued will be issued in denominations, unless otherwise specified by Adelphia, of $1,000 and integral multiples thereof. The applicable prospectus supplement may specify other circumstances under which individual debt securities may be issued in exchange for the global debt security representing any debt securities.

Payment and Paying Agents

   Unless otherwise indicated in the applicable prospectus supplement, payment of principal of, and premium, if any, and any interest on debt securities will be made at the office of the trustee in New York or at the office of such paying agent or paying agents as Adelphia may designate from time to time in the applicable prospectus supplement, except that at the option of Adelphia payment of any interest may be made:

  . except in the case of global debt securities, by check mailed to the address of the person or entity entitled thereto as such address shall appear in the securities register; or

  . by transfer to an account maintained by the person or entity entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date. Unless otherwise indicated in the applicable prospectus supplement, we will make payment of any interest on debt securities to the person or entity in whose name the debt security is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. Adelphia may at any time designate additional paying agents or rescind the designation of any paying agent; however, Adelphia will at all times be required to maintain a paying agent in each place of payment for each series of debt securities.

   Any moneys deposited with the trustee or any paying agent, or held by Adelphia in trust, for the payment of the principal of, and premium, if any, or interest on any debt security and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable will, at the request of Adelphia, be repaid to Adelphia or released from such trust, as applicable, and the holder of the debt security will thereafter look, as a general unsecured creditor, only to Adelphia for payment.

Option to Defer Interest Payments or to Pay-in-Kind

   If provided in the applicable prospectus supplement, Adelphia will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions and covenants, if any, specified in such prospectus supplement, provided that an extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, Adelphia will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series. Certain material U.S. federal income tax consequences and special considerations applicable to the debt securities will be described in the applicable prospectus supplement.

Subordination

   Except as set forth in the applicable prospectus supplement, the subordinated indenture provides that the subordinated debt securities are subordinated and junior in right of payment to all senior indebtedness of Adelphia. If:

  . Adelphia defaults in the payment of any principal, or premium, if any, or interest on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

  . an event of default occurs with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default, requesting that payments on subordinated debt securities cease, is given to Adelphia by the holders of senior indebtedness, then unless and until the default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment, in cash, property or securities, by set-off or otherwise, will be made or agreed to be made on account of the subordinated debt securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of subordinated debt securities.

   Except as set forth in the applicable prospectus supplement, the subordinated indenture provides that in the event of:

  . any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Adelphia, its creditors or its property;

  . any proceeding for the liquidation, dissolution or other winding-up of Adelphia, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

  .  any assignment by Adelphia for the benefit of creditors; or

  .  any other marshaling of the assets of Adelphia;

all present and future senior indebtedness, including, without limitation, interest accruing after the commencement of the proceeding, assignment or marshaling of assets, will first be paid in full before any payment or distribution, whether in cash, securities or other property, will be made by Adelphia on account of subordinated debt securities. In that event, any payment or distribution, whether in cash, securities or other property, other than securities of Adelphia or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the indenture, to the payment of all senior indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment and other than payments made from any trust described in the "Satisfaction and Discharge; Defeasance" below, which would otherwise but for the subordination provisions be payable or deliverable in respect of subordinated debt securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Adelphia being subordinated to the payment of subordinated debt securities will be paid or delivered directly to the holders of senior indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all senior indebtedness shall have been paid in full. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce subordination of the indebtedness evidenced by subordinated debt securities by any act or failure to act on the part of Adelphia.

   The term "senior indebtedness" is defined as the principal, premium, if any, and interest on:

  . all indebtedness of Adelphia, whether outstanding on the date of the issuance of subordinated debt securities or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

  . any indebtedness of others of the kinds described in the first bullet point above for the payment of which Adelphia is responsible or liable as guarantor or otherwise; and

  . amendments, renewals, extensions and refundings of any such indebtedness;

unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to subordinated debt securities. The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness.

   Except as provided in the applicable prospectus supplement, the subordinated indenture for a series of subordinated debt does not limit the aggregate amount of senior indebtedness that may be issued by Adelphia. As of December 31, 1998, senior indebtedness of the Adelphia Parent Company aggregated approximately $1,810,212,000. In addition, because Adelphia is a holding company, the subordinated debt securities are effectively subordinated to all existing and future liabilities of Adelphia's subsidiaries.

Modification of Indentures

   From time to time, Adelphia and the trustees may modify the indentures without the consent of any holders of any series of debt securities with respect to some matters, including:

  . to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the indenture;

  . to qualify, or maintain the qualification of, the indentures under the Trust Indenture Act; and

  . to make any change that does not materially adversely affect the interests of any holder of such series of debt securities.

   In addition, under the indentures, Adelphia and the trustee may modify some rights, covenants and obligations of Adelphia and the rights of holders of any series of debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the series of outstanding debt securities; but no extension of the maturity of any series of debt securities, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any holder of the series of debt securities, other modification in the terms of payment of the principal of, or interest on, the series of debt securities, or reduction of the percentage required for modification, will be effective against any holder of the series of outstanding debt securities without the holder's consent.

   In addition, Adelphia and the trustees may execute, without the consent of any holder of the debt securities, any supplemental indenture for the purpose of creating any new series of debt securities.

Events of Default

   The indentures provide that any one or more of the following described events with respect to a series of debt securities that has occurred and is continuing constitutes an "event of default" with respect to that series of debt securities:

  . failure for 60 days to pay any interest or any sinking fund payment on the series of debt securities when due, (subject to the deferral of any due date in the case of an extension period);

  . failure to pay any principal or premium, if any, on the series of the debt securities when due whether at maturity, upon redemption, by declaration or otherwise;

  . failure to observe or perform in any material respect certain other covenants contained in the indenture for 90 days after written notice has been given to Adelphia from the trustee or the holders of at least 25% in principal amount of the series of outstanding debt securities;

  . default resulting in acceleration of other indebtedness of Adelphia for borrowed money where the aggregate principal amount so accelerated exceeds $25 million and the acceleration is not rescinded or annulled within 30 days after the written notice thereof to Adelphia by the trustee or to Adelphia and the trustee by the holders of 25% in aggregate principal amount of the debt securities of the series then outstanding, provided that the event of default will be remedied, cured or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured or waived; or

  .  certain events in bankruptcy, insolvency or reorganization of Adelphia.

   The holders of a majority in outstanding principal amount of the series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee of the series. The trustee or the holders of not less than 25% in aggregate outstanding principal amount of the series may declare the principal due and payable immediately upon an event of default. The holders of a majority in aggregate outstanding principal amount of the series may annul the declaration and waive the default if the default (other than the non-payment of the principal of the series which has become due solely by the acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series.

   The holders of a majority in outstanding principal amount of a series of debt securities affected thereby may, on behalf of the holders of all the holders of the series of debt securities, waive any past default, except a default in the payment of principal or interest, unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series, or a default in respect of a covenant or provision which under the related indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series. Adelphia is required to file annually with the trustees a certificate as to whether or not Adelphia is in compliance with all the conditions and covenants applicable to it under the indentures.

   In case an event of default shall occur and be continuing as to a series of debt securities, the trustee of the series will have the right to declare the principal of and the interest on the debt securities, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debt securities.

   No holder of any debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default and unless also the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series shall have made written request and offered reasonably indemnity to the trustee of the series to institute the proceeding as a trustee, and unless the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the class a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal or interest on the debt security on or after the respective due dates expressed in the debt security.

Consolidation, Merger, Sale of Assets and Other Transactions

   Unless otherwise indicated in the applicable prospectus supplement, the indentures provide that Adelphia will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer or lease its properties and assets substantially as an entirety to any person or entity unless:

  . either Adelphia is the continuing corporation, or any successor or purchaser is a corporation, partnership, or trust or other entity organized under the laws of the United States of America, any State thereof or the District of Columbia, and the successor or purchaser expressly assumes Adelphia's obligations on the debt securities under a supplemental indenture; and

  . immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

   Unless otherwise indicated in the applicable prospectus supplement, the general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving Adelphia that may adversely affect holders of the debt securities.

Satisfaction and Discharge; Defeasance

   The indentures provide that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

  .  have become due and payable, or

  . will become due and payable at their stated maturity within one year, and Adelphia deposits or causes to be deposited with the trustee, as trust funds in trust for the purpose, an amount in the currency or currencies in which the debt securities are payable sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be, then the indenture will cease to be of further effect (except as to Adelphia's obligations to pay all other sums due pursuant to the indenture and to provide the officers' certificates and opinions of counsel described therein), and Adelphia will be deemed to have satisfied and discharged the indenture.

   The indentures provide that Adelphia may elect either:

  . to terminate, and be deemed to have satisfied, all its obligations with respect to any series of debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to compensate and indemnify the trustee ("defeasance"); or

  . to be released from its obligations with respect to certain covenants, ("covenant defeasance") upon the deposit with the trustee, in trust for such purpose, of money and/or U.S. Government Obligations, as defined in the indenture, which through the payment of principal and interest in accordance with the term used will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any other amounts payable in respect of the outstanding debt securities of the series.

   Such a trust may be established only if, among other things, Adelphia has delivered to the trustee an opinion of counsel (as specified in the indenture) with regard to certain matters, including an opinion to the effect that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance or covenant defeasance, as the case may be, had not occurred.

Redemption

   Unless otherwise indicated in the applicable prospectus supplement, debt securities will not be subject to any sinking fund requirements.

   Unless otherwise indicated in the applicable prospectus supplement, Adelphia may, at its option, redeem the debt securities of any series in whole at any time or in part from time to time, at the redemption price set forth in the applicable prospectus supplement plus accrued and unpaid interest to the date fixed for redemption, and debt securities in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. If the debt securities of any series are so redeemable only on or after a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify the date or describe the conditions.

   Adelphia will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at the holder's registered address. Unless Adelphia defaults in the payment of the redemption price, on and after the redemption date interest shall cease to accrue on the debt securities or portions thereof called for redemption.

Conversion or Exchange

   If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Adelphia, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

Certain Covenants

   The indentures contain certain covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of debt securities. If and to the extent indicated in the applicable prospectus supplement, these covenants may be removed or additional covenants added with respect to any series of debt securities.

Governing Law

   The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustees

   Each trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, each trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the debt securities, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. Each trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of the capital stock of Adelphia and certain provisions of Adelphia's Certificate of Incorporation and Bylaws as of April 18, 1999 is a summary and is qualified in its entirety by Adelphia's Certificate of Incorporation and Bylaws, which documents are exhibits to the registration statement covering this prospectus.

   Adelphia's authorized capital stock consists of 200,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock.

Common Stock

   Dividends. Holders of Class A common stock and Class B common stock are entitled to receive such dividends as may be declared by Adelphia's Board of Directors out of funds legally available for this purpose, but only after payment of dividends required to be paid on outstanding shares of any other class or series of stock having preference over common stock as to dividends. No dividend may be declared or paid in cash or property on either class of common stock, however, unless simultaneously a dividend is paid on the other class of common stock as follows. In the event a cash dividend is paid, the holders of Class A common stock will be paid a cash dividend per share equal to 105% of the amount payable per share of Class B common stock. In the event of a property dividend, holders of each class of common stock are entitled to receive the same value per share of common stock outstanding. In the case of any stock dividend, holders of Class A common stock are entitled to receive the same percentage dividend (payable in Class A common stock) as the holders of Class B common stock receive (payable in Class B common stock).

   Voting Rights. Holders of Class A common stock and Class B common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes, except:

  .  for the election of directors, and

  .  as otherwise provided by law.

   In the annual election of directors, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors. The holders of Class A common stock and Class B common stock, voting as a single class with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes, are entitled to elect the remaining directors. Consequently, holders of Class B common stock have sufficient voting power to elect the remaining seven members of the current eight-member board of directors. Holders of Class A common stock and Class B common stock are not entitled to cumulate votes in the election of directors. Under Delaware law and Adelphia's Certificate of Incorporation, the affirmative vote of a majority of the outstanding shares of Class A common stock is required to approve, among other matters, a change in the powers, preferences or special rights of the shares of Class A common stock so as to affect them adversely, but is not required to approve an increase or decrease in the number of authorized shares of Class A common stock.

   Liquidation Rights. Upon liquidation, dissolution or winding up of Adelphia, any distributions to holders of any class of common stock would only be made after payment in full of creditors and provision for the preference of any other class or series of stock having a preference over the common stock upon liquidation, dissolution or winding up that may then be outstanding. Thereafter, the holders of Class A common stock are entitled to a preference of $1.00 per share. After this amount is paid, holders of the Class B common stock are entitled to receive $1.00 per share. Any remaining amount would then be shared ratably by both classes.

   Other Provisions. Each share of Class B common stock is convertible at the option of its holder into one share of Class A common stock at any time. The holders of Class A common stock and Class B common stock are not entitled to preemptive or subscription rights. Neither the Class A common stock nor the Class B common stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other class of common stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Preferred Stock

   The 5,000,000 shares of authorized preferred stock may be issued with such designations, powers, preferences and other rights and qualifications, limitations and restrictions thereof as Adelphia's board of directors may authorize without further action by Adelphia's stockholders, including but not limited to:

  . the distinctive designation of each series and the number of shares that will constitute the series;

  .  the voting rights, if any, of shares of the series;

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

  . any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of Adelphia or the distribution of its assets;

  . the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible. Adelphia has designated and has outstanding two classes of preferred stock--8 1/8% Series C Convertible preferred stock and 13% Cumulative Exchangeable preferred stock. For ease of reference, we refer to the 8 1/8% Series C convertible preferred stock as the Convertible preferred stock and 13% Series B Cumulative Exchangeable preferred stock as the Exchangeable preferred stock; and

  . In connection with the foregoing designations, the maximum number of shares authorized of 8 1/8% Convertible preferred stock and Exchangeable preferred stock is 100,000 shares and 1,500,000 shares, respectively.

   Convertible Preferred Stock. The Convertible preferred stock accrues cumulative dividends at the rate of 8 1/8% per annum, or $81.25 per share of the Convertible preferred stock per annum. The 8 1/8% Convertible preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Adelphia, the holders of the 8 1/8% Convertible preferred stock are entitled to receive the liquidation preference for the 8 1/8% Convertible preferred stock, plus any accrued but unpaid dividends thereon, and no more. Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of the property or assets of Adelphia nor the consolidation or merger of Adelphia with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of Adelphia, unless the sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of the business of Adelphia. The 8 1/8% Convertible preferred stock ranks pari passu with the Exchangeable preferred stock and ranks senior to the common stock of Adelphia with respect to dividends and liquidation.

   Each share of 8 1/8% Convertible preferred stock is convertible based upon its stated liquidation preference into shares of Class A common stock of Adelphia at any time at the election of the holder of it at a conversion price of $8.48 per share of Adelphia Class A common stock, or approximately 117.9245 shares of Class A common stock per share of 8 1/8% Convertible preferred stock. The conversion price is subject to adjustment if Adelphia pays a dividend in shares of Class A common stock or subdivides, combines or reclassifies the shares of Class A common stock or distributes rights to purchase common stock or makes certain other distributions to holders of common stock. The 8 1/8% Convertible preferred stock is not entitled to vote in the election of directors of Adelphia or upon any other matter, except as provided by law, unless a Voting Rights Triggering Event, as defined in the related Certificate of Designation, occurs with respect to the 8 1/8% Convertible preferred stock. If this occurs, the board of directors will be expanded by two seats, the directors for which shall then be elected by the holders of the 8 1/8% Convertible preferred stock. The 8 1/8% Convertible preferred stock is not subject to mandatory redemption.

   The 8 1/8% Convertible preferred stock may be redeemed at the option of Adelphia, in whole or in part, at any time on or after August 1, 2000 at 104%, 102% and 100% of the liquidation preference of the 8 1/8% Convertible preferred stock plus accrued dividends in the years beginning August 1, 2000, 2001 and 2002 and thereafter, respectively.

   Exchangeable Preferred Stock. The shares of Exchangeable preferred stock are redeemable at the option of Adelphia, on or after July 15, 2002. Adelphia is required, subject to certain conditions, to redeem all of the Exchangeable preferred stock outstanding on July 15, 2009, at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption. Dividends on the Exchangeable preferred stock accrue at a rate of 13% of the liquidation preference per annum and are payable semiannually. The Exchangeable preferred stock is not entitled to vote in the election of directors of Adelphia or upon any other matter, except as provided by law, unless a Voting Rights Triggering Event, as defined in the related Certificate of Designation, occurs with respect to the Exchangeable preferred stock. If this occurs, the board of directors will be expanded by two seats, the directors for which shall then be elected by the holders of the Exchangeable preferred stock.

   The rights of holders of shares of common stock as described above will be subject to, and may be adversely affected by, the rights of holders of any additional classes of preferred stock that may be designated and issued in the future.

   We will describe the particular terms and conditions of a series of preferred stock offered by a prospectus supplement in the prospectus supplement relating to such series of preferred stock. The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of preferred stock being offered:

  .its title;

  . the number of shares offered, any liquidation preference per share and the purchase price;

  . any applicable dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation;

  . if dividends apply whether they shall be cumulative or non-cumulative and, if cumulative, the date from which dividends shall accumulate;

  .any procedures for any auction and remarketing;

  .any provisions for a sinking fund;

  .any provisions for redemption;

  .any listing of such preferred stock on any securities exchange or market;

  . the terms and conditions, if applicable, upon which it will be convertible into common stock or another series of preferred stock of Adelphia, including the conversion price (or manner of calculation thereof) and conversion period;

  . the terms and conditions, if applicable, upon which it will be exchangeable into debt securities of Adelphia, including the exchange price (or manner of calculation thereof) and exchange period;

  .any voting rights;

  .a discussion of any applicable material and/or special United States federal income tax considerations;

  .whether interests in that series of preferred stock will be represented by depositary shares;

  .its relative ranking and preferences as to any dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Adelphia;

  .any limitations on the future issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Adelphia; and

  .any other specific terms, preferences, rights, limitations or restrictions.

Transfer Agent

   The Transfer Agent and Registrar for the Class A common stock and the Exchangeable preferred stock is American Stock Transfer & Trust Company. The Transfer Agent and Registrar for the Class B common stock is Adelphia.

                              BOOK ENTRY ISSUANCE

   Unless otherwise specified in the applicable prospectus supplement, DTC will act as depositary for securities issued in the form of global securities. Such securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities will be issued for such securities representing in the aggregate the total number of such securities, and will be deposited with or on behalf of DTC.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, known as indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

   Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for such Securities on DTC's records. The ownership interest of each actual purchaser of each Security, commonly referred to as the beneficial owner is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities issued in the form of global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in such securities, except in the event that use of the book-entry system for such securities is discontinued.

   DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Although voting with respect to securities issued in the form of global securities is limited to the holders of record of such securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to such securities. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of such securities as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date, identified in a listing attached to the omnibus proxy.

   Payments in respect of securities issued in the form of global securities will be made by the issuer of such securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or Adelphia, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to DTC are the responsibility of the issuer of the applicable securities, disbursement of such payments to direct participants is the responsibility of DTC, and disbursements of such payments to the beneficial owners is the responsibility of direct and indirect participants.

   DTC may discontinue providing its services as depositary with respect to any securities at any time by giving reasonable notice to the issuer of such securities. In the event that a successor depositary is not obtained, individual security certificates representing such securities are required to be printed and delivered. Adelphia, at its option, may decide to discontinue use of the system of book-entry transfers through DTC or a successor depositary.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Adelphia believe to be accurate, but Adelphia assumes no responsibility for the accuracy thereof. Adelphia has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                              PLAN OF DISTRIBUTION

   Any of the securities being offered under this prospectus may be sold in any one or more of the following ways from time to time:

  .  through agents;

  .  to or through underwriters;

  .  through dealers; and

  .  directly by Adelphia to purchasers.

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Securities may also be offered or sold through depository receipts issued by a depository institution.

   Offers to purchase securities may be solicited by agents designated by Adelphia from time to time. Any agent involved in the offer or sale of the securities under this prospectus will be named, and any commissions payable by Adelphia to these agents will be set forth, in a related prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

   If securities are sold by means of an underwritten offering, Adelphia will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in a related prospectus supplement. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the securities. If underwriters are used in the sale of any securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and Adelphia at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that the underwriters with respect to a sale of these securities will be obligated to purchase all such Securities if any are purchased.

   Adelphia may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the initial public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. If Adelphia grants any over-allotment option, the terms of that over-allotment option will be set forth in the prospectus supplement for these securities.

   If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, Adelphia will sell these securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating to those offers and sales.

   Offers to purchase securities may be solicited directly by Adelphia and those sales may be made by Adelphia directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in the prospectus supplement.

   Securities may also be offered and sold, if so indicated in the related prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more firms "remarketing firms," acting as principals for their own accounts or as agents for Adelphia. Any remarketing firm will be identified and the terms of its agreement, if any, with Adelphia and its compensation will be described in a related prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

   If so indicated in a related prospectus supplement, Adelphia may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from Adelphia at the public offering price set forth in a related prospectus supplement as part of delayed delivery contracts providing for payment and delivery on the date or dates stated in a related prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in a related prospectus supplement. A commission indicated in a related prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by Adelphia.

   Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements with Adelphia to indemnification by Adelphia against some liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters, dealers and remarketing firms may be required to make in respect thereof.

   Each series of securities will be a new issue and, other than the Class A common stock, which is quoted on the Nasdaq National Market, will have no established trading market. Unless otherwise specified in a related prospectus supplement, Adelphia will not be obligated to list any series of securities on an exchange or otherwise. We cannot assure you that there will be any liquidity in the trading market for any of the securities.

   Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, Adelphia and its subsidiaries in the ordinary course of business.

                      WHERE YOU CAN FIND MORE INFORMATION

   Adelphia files annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document Adelphia files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Adelphia's SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like Adelphia that file electronically with the SEC.

   This prospectus is part of a registration statement on Form S-3 filed by Adelphia with the SEC under the Securities Act. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

   The SEC allows Adelphia to "incorporate by reference" into this prospectus the information it files with the SEC. This means that Adelphia can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If Adelphia subsequently files updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

   Adelphia is incorporating by reference the following documents that it has filed with the SEC:

  . its Annual Report on Form 10-K for the year ended March 31, 1998, which incorporates, in Items 7 and 8 to such Form 10-K, portions of the Form 10-K for the fiscal year ended December 31, 1997 of Olympus Communications, L.P. and Olympus Capital Corporation, as amended by Adelphia's Form 10-K/A dated July 27, 1998;

  . its Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 September 30, 1998 and December 31, 1998;

  . its Current Reports on Form 8-K for the events dated June 29, 1998, July 2, 1998, August 3, 1998, August 18, 1998, September 10, 1998, November
     9, 1998, November 12, 1998, December 23, 1998, January 11, 1999,
     February 22, 1999, February 23, 1999, March 5, 1999, March 30, 1999,
     March 31, 1999, April 9, 1999 and April 19, 1999;

  . its definitive proxy statement dated September 11, 1998 with respect to the Annual Meeting of Stockholders held on October 6, 1998; and

  . the description of its Class A common stock contained in Adelphia's registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description.


   Adelphia is also incorporating by reference into this prospectus all of its future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

   You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                     Adelphia Communications Corporation

                             Main at Water Street

                       Coudersport, Pennsylvania 16915

                        Attention: Investor Relations
                             Telephone: (814) 274-9830

   You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the first page of the prospectus. Adelphia is not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 LEGAL MATTERS

   Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania will pass upon the validity of the securities. Any required information regarding ownership of Adelphia's securities by lawyers of such firm will be contained in the applicable prospectus supplement. If the securities are underwritten, the applicable prospectus supplement will also set forth whether and to what extent, if any, a law firm for the underwriters will pass upon the validity of the securities.

                                    EXPERTS

   The consolidated financial statements of Adelphia and its subsidiaries as of March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998, and the consolidated financial statements of Olympus and its subsidiaries as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, all incorporated in this prospectus by reference from Adelphia's Annual Report on Form 10-K for the year ended March 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein and in this registration statement from Adelphia's Current Report on Form 8-K filed April 19, 1999, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of Harron Communications Corp. and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this prospectus by reference from Adelphia's Current Report on Form 8-K filed April 19, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998 incorporated in this prospectus by reference from Adelphia's Current Report on Form 8-K filed April 19, 1999 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                2,500,000 Shares

                      Adelphia Communications Corporation

                  5 1/2% Series D Convertible Preferred Stock
                    (liquidation preference $200 per share)

                                 ADELPHIA LOGO

                                   --------


                             PROSPECTUS SUPPLEMENT

                                  April 26, 1999

                                   --------

                              Salomon Smith Barney

                           Credit Suisse First Boston

                              Goldman, Sachs & Co.

                               CIBC World Markets

                          Donaldson, Lufkin & Jenrette

                                Lehman Brothers

                              Merrill Lynch & Co.

                           Morgan Stanley Dean Witter

                     NationsBanc Montgomery Securities LLC

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